Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Fiscal Year No. 14, commenced January 1, 2012

Legal Domicile: Tte. Gral. Juan D. Perón No. 456, 2nd Fl., Buenos Aires, Argentina

Principal Line of Business: Financial and Investment Activities

Registration No. with the Corporation Control Authority (I.G.J.): 12,749

Sequential Number – Corporation Control Authority: 1,671,058

Date of Registration with the Corporation Control Authority (I.G.J.):

Of Bylaws: September 30, 1999

Date of Latest Amendment to Bylaws: July 16, 2010

Date of Expiration of the Company’s Bylaws: June 30, 2100

Information on the Controlling Company:

Company’s Name: EBA HOLDING S.A.

Principal Line of Business: Financial and Investment Activities

Interest Held by the Controlling Company in the Shareholders’ Equity as of 06.30.12: 22.65%

Interest held by the Controlling Company in the Votes as of 06.30.12: 59.42%

Capital Status as of 06.30.12 (Note 8 to the Financial Statements):

(Figures Stated in Thousands of Pesos for “Subscribed” and “Paid-in” Shares)

Shares
Amount	Type	Voting Rights per Share	Subscribed	Paid-in
281,221,650	Ordinary Class “A”, Face Value of 1	5	281,222	281,222
960,185,367	Ordinary Class “B”, Face Value of 1	1	960,185	960,185

1,241,407,017	—	—	1,241,407	1,241,407

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011.

Figures Stated in Thousands of Pesos

	Notes	06.30.12	12.31.11
Assets

Cash and Due from Banks		6,636,540	6,418,891

Cash		2,329,546	2,310,470
Financial Institutions and Correspondents		4,306,994	4,108,421
Argentine Central Bank (B.C.R.A.)		4,056,591	3,979,121
Other Local Financial Institutions		11,201	8,810
Foreign		239,202	120,490

Government and Private Securities	3	5,210,711	5,230,863

Holdings Recorded at Fair Market Value		61,543	106,715
Holdings Recorded at their Acquisition Cost plus the I.R.R.		20	162,414
Government Securities from Repo Transactions with the Argentine Central Bank		—	40,600
Securities Issued by the Argentine Central Bank		5,149,107	4,918,006
Investments in Listed Private Securities		41	3,128

Loans	4 and 5	34,183,981	30,904,527

To the Non-financial Public Sector		25,096	24,606
To the Financial Sector		269,591	326,239
Interbank Loans (Call Money Loans Granted)		99,000	126,000
Other Loans to Local Financial Institutions		155,002	189,019
Accrued Interest, Adjustments and Exchange Rate Differences Receivable		15,589	11,220
To the Non-financial Private Sector and Residents Abroad		35,457,712	31,837,635
Overdrafts		3,317,441	2,302,100
Promissory Notes		7,446,040	6,412,303
Mortgage Loans		942,677	959,546
Collateral Loans		214,758	202,336
Personal Loans		6,527,171	5,785,668
Credit Card Loans		15,115,379	13,392,249
Others		1,559,514	2,529,837
Accrued Interest, Adjustments and Exchange Rate Differences Receivable		455,944	420,791
Unearned Discount		(120,768)	(165,626)
Unallocated Collections		(444)	(1,569)
Allowances	6	(1,568,418)	(1,283,953)

Other Receivables Resulting from Financial Brokerage		5,137,293	5,013,791

Argentine Central Bank		741,485	588,902
Amounts Receivable for Spot and Forward Sales to be Settled		1,137,571	1,517,409
Securities Receivable under Spot and Forward Purchases to be Settled		849,141	626,263
Premiums from Bought Options		4,090	221
Others Not Included in the Debtor Classification Regulations	7	1,571,611	1,593,798
Unlisted Notes	5	214,471	154,377
Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	8	9,025	11,407
Others Included in the Debtor Classification Regulations	5	672,823	573,504
Accrued Interest Receivable Included in the Debtor Classification Regulations	5	1,670	3,285
Allowances		(64,594)	(55,375)

Receivables from Financial Leases	5	625,632	593,104

Receivables from Financial Leases		621,640	588,203
Accrued Interest and Adjustments Receivable		14,339	11,410
Allowances		(10,347)	(6,509)

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011.

Figures Stated in Thousands of Pesos

	Notes	06.30.12	12.31.11
Equity Investments	9	65,324	56,165

In Financial Institutions		2,244	2,133
Others		91,208	75,494
Allowances		(28,128)	(21,462)

Miscellaneous Receivables		1,070,902	951,393

Receivables for Assets Sold	5	10,701	34,435
Minimum Presumed Income Tax – Tax Credit	1.15	198,414	186,408
Others	10	977,612	781,474
Accrued Interest and Adjustments on Receivables for Assets Sold	5	—	541
Other Accrued Interest and Adjustments Receivable		4,359	2,991
Allowances		(120,184)	(54,456)

Bank Premises and Equipment	11	1,066,592	1,034,692

Miscellaneous Assets	12	155,543	163,106

Intangible Assets	13	891,110	722,771

Goodwill		9,857	10,827
Organization and Development Expenses		881,253	711,944

Unallocated Items		5,564	12,203

Other Assets	14	117,018	91,520

Total Assets		55,166,210	51,193,026

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011.

Figures Stated in Thousands of Pesos

	Notes	06.30.12	12.31.11
Liabilities

Deposits		33,236,833	30,135,137

Non-financial Public Sector		1,253,243	1,803,816
Financial Sector		23,497	29,667
Non-financial Private Sector and Residents Abroad		31,960,093	28,301,654
Checking Accounts		8,640,548	6,955,109
Savings Accounts		8,351,261	7,977,519
Time Deposits		14,119,259	12,675,489
Investment Accounts		252,263	209,346
Others		371,484	319,620
Accrued Interest, Adjustments and Exchange Rate Differences Payable		225,278	164,571

Other Liabilities Resulting from Financial Brokerage		13,945,357	13,927,139

Argentine Central Bank		3,888	3,050
Others		3,888	3,050
Banks and International Entities		1,415,645	1,425,822
Unsubordinated Notes	16	3,631,849	3,170,192
Amounts Payable for Spot and Forward Purchases to be Settled		770,201	564,045
Securities to be Delivered under Spot and Forward Sales to be Settled		1,220,299	1,705,070
Premiums from Options Written		2,028	137
Loans from Local Financial Institutions		996,372	815,251
Interbank Loans (Call Money Loans Received)		—	15,000
Other Loans from Local Financial Institutions		987,346	794,505
Accrued Interest Payable		9,026	5,746
Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	8	10,045	8,073
Others	17	5,798,772	6,149,426
Accrued Interest, Adjustments and Exchange Rate Differences Payable	16	96,258	86,073

Miscellaneous Liabilities		1,468,859	1,316,297

Directors’ and Syndics’ Fees		7,680	13,403
Others	18	1,461,179	1,302,894

Provisions	19	494,209	575,644

Subordinated Notes	16	1,053,058	984,364

Unallocated Items		7,462	4,792

Other Liabilities	20	193,197	168,724

Minority Interest in Controlled Companies		612,563	529,314

Total Liabilities		51,011,538	47,641,411

Shareholders’ Equity		4,154,672	3,551,615

Total Liabilities and Shareholders’ Equity		55,166,210	51,193,026

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011.

Figures Stated in Thousands of Pesos

Memorandum Accounts	Notes	06.30.12	12.31.11
Debit		54,056,421	51,082,058

Contingent		12,773,342	12,197,622

Loans Obtained (Unused Balances)		318,771	444,954
Guarantees Received		8,093,560	7,908,955
Others not Included in the Debtor Classification Regulations		26,011	18,394
Contingencies re. Contra Items		4,335,000	3,825,319

Control		27,340,282	25,560,351

Loans Classified as Irrecoverable		1,826,238	1,748,649
Others	21	24,773,069	23,151,700
Control re. Contra Items		740,975	660,002

Derivatives	8	8,689,747	10,058,405

“Notional” Value of Call Options Bought		82,608	9,028
“Notional” Value of Forward Transactions without Delivery of Underlying Asset		5,259,477	6,715,436
Interest Rate Swaps		426,000	279,000
Derivatives re. Contra Items		2,921,662	3,054,941

Trust Accounts		5,253,050	3,265,680

Trust Funds	22	5,253,050	3,265,680

Credit		54,056,421	51,082,058

Contingent		12,773,342	12,197,622

Loans Granted (Unused Balances) Included in the Debtor Classification Regulations	5	2,938,498	2,552,994
Guarantees Granted to the Argentine Central Bank		33,108	33,181
Other Guarantees Granted Included in the Debtor Classification Regulations	5	306,298	333,976
Other Guarantees Granted not Included in the Debtor Classification Regulations		414,961	353,835
Others Included in the Debtor Classification Regulations	5	594,913	520,104
Others not Included in the Debtor Classification Regulations		47,222	31,229
Contingencies re. Contra Items		8,438,342	8,372,303

Control		27,340,282	25,560,351

Checks and Drafts to be Credited		721,373	659,759
Others		450,463	561,223
Control re. Contra Items		26,168,446	24,339,369

Derivatives	8	8,689,747	10,058,405

“Notional” Value of Call Options Written		89,996	9,470
“Notional” Value of Put Options Written		42,067	68,151
“Notional” Value of Forward Transactions without Delivery of Underlying Asset		2,789,599	2,977,320
Derivatives re. Contra Items		5,768,085	7,003,464

Trust Accounts		5,253,050	3,265,680

Trust Liabilities re. Contra Items		5,253,050	3,265,680

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

CONSOLIDATED INCOME STATEMENT

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	06.30.12	06.30.11
Financial Income		4,277,054	2,590,364

Interest on Cash and Due from Banks		51	331
Interest on Loans to the Financial Sector		25,993	5,943
Interest on Overdrafts		317,974	139,317
Interest on Promissory Notes		553,554	327,161
Interest on Mortgage Loans		59,947	55,756
Interest on Collateral Loans		16,345	10,358
Interest on Credit Card Loans		1,378,416	800,784
Interest on Financial Leases		60,733	40,838
Interest on Other Loans		1,197,487	851,633
Net Income from Government and Private Securities		489,729	247,188
Net Income from Options		409	—
Interest on Other Receivables Resulting from Financial Brokerage		21,620	13,942
Net Income from Secured Loans—Decree No. 1387/01		1,943	1,723
C.E.R. Adjustment		397	952
Exchange Rate Differences on Gold and Foreign Currency		—	23,683
Others		152,456	70,755

Financial Expenses		1,772,187	965,508

Interest on Savings Account Deposits		2,827	3,700
Interest on Time Deposits		997,674	509,104
Interest on Interbank Loans Received (Call Money Loans)		5,230	454
Interest on Other Loans from Financial Institutions		28,594	18,902
Interest on Other Liabilities Resulting From Financial Brokerage		259,514	134,589
Interest on Subordinated Notes		58,469	58,518
Other Interest		27,709	14,487
C.E.R. Adjustment		31	60
Contributions Made to Deposit Insurance Fund		27,196	20,325
Exchange Rate Differences on Gold and Foreign Currency		71,377	—
Others	24	293,566	205,369

Gross Financial Brokerage Margin		2,504,867	1,624,856

Provision for Loan Losses		604,344	366,347

Income from Services		2,108,900	1,620,763

Related to Lending Transactions		532,625	436,446
Related to Borrowing Transactions		367,896	311,048
Other Commissions		46,867	34,087
Others	24	1,161,512	839,182

Expenses For Services		638,278	486,373

Commissions		288,343	210,404
Others	24	349,935	275,969

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

CONSOLIDATED INCOME STATEMENT

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	06.30.12	06.30.11
Administrative Expenses		2,696,425	1,918,009

Personnel Expenses		1,539,222	1,104,875
Directors’ and Syndics’ Fees		8,655	7,462
Other Fees		103,729	81,492
Advertising and Publicity		155,118	114,063
Taxes		203,605	128,994
Depreciation of Bank Premises and Equipment	11	53,818	44,017
Amortization of Organization Expenses	13	90,942	42,287
Other Operating Expenses		334,143	242,073
Others		207,193	152,746

Net Income from Financial Brokerage		674,720	474,890

Income from Insurance Activities	25	289,617	174,403

Minority Interest Loss		(97,047)	(78,952)

Miscellaneous Income		252,104	236,135

Net Income from Equity Investments		47,677	48,708
Penalty Interest		68,942	39,375
Loans Recovered and Allowances Reversed		81,655	97,056
Others	24	53,830	50,996

Miscellaneous Losses		116,708	82,924

Penalty Interest and Charges in favor of the Argentine Central Bank		176	612
Provisions for Losses on Miscellaneous Receivables and Other Provisions		80,570	49,600
C.E.R. Adjustment		26	22
Amortization of Differences Arising from Court Resolutions		4,522	2,990
Depreciation and Losses from Miscellaneous Assets		651	1,053
Amortization of Goodwill	13	970	5,916
Others	24	29,793	22,731

Net Income before Income Tax		1,002,686	723,552

Income Tax	1.13	381,877	246,981

Net Income for the Period	27	620,809	476,571

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

CONSOLIDATED STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	06.30.12	06.30.11
Changes in Cash and Cash Equivalents
Cash at Beginning of Fiscal Year	29	10,244,173	7,443,517
Cash at Period-end	29	10,759,941	9,373,211

Increase in Cash, Net (in Constant Currency)		515,768	1,929,694

Causes for Changes in Cash (in Constant Currency)
Operating Activities
Net Collections/(Payments) for:
Government and Private Securities		389,461	(696,432)
Loans
To the Financial Sector		55,570	(19,925)
To the Non-financial Public Sector		484	2,210
To the Non-financial Private Sector and Residents Abroad		140,939	(2,496,910)
Other Receivables Resulting from Financial Brokerage		33,141	(101,215)
Receivables from Financial Leases		25,799	(32,373)
Deposits
From the Financial Sector		(6,170)	3,226
From the Non-financial Public Sector		(550,573)	538,028
From the Non-financial Private Sector and Residents Abroad		2,454,751	3,673,809
Other Liabilities Resulting from Financial Brokerage
Financing from the Financial Sector
Interbank Loans (Call Money Loans Received)		(20,230)	(454)
Others (Except from Liabilities Included in Financing Activities)		(507,174)	208,773
Collections related to Income from Services		2,538,236	1,883,295
Payments related to Expenses for Services		(562,558)	(455,972)
Administrative Expenses Paid		(2,741,651)	(1,939,243)
Payment of Organization and Development Expenses		(260,173)	(126,180)
Collection for Penalty Interest, Net		68,766	39,366
Differences Arising from Court Resolutions Paid		(4,522)	(2,990)
Collection of Dividends from Other Companies		7,403	6,616
Other Collections related to Miscellaneous Profits and Losses		45,143	39,693
Net Collections / (Payments) for Other Operating Activities
Other Receivables and Miscellaneous Liabilities		(456,016)	(173,630)
Other Operating Activities, Net		(114,261)	(53,157)
Income Tax and Minimum Presumed Income Tax Payment		(263,762)	(74,070)

Net Cash Flow Provided by Operating Activities		272,603	222,465

Investing Activities
Payments for Bank Premises and Equipment, Net		(78,992)	(60,052)
Net Collections / (Payments) for Miscellaneous Assets		2,267	(66,121)
Payments for Equity Investments		(3,243)	(3,955)

Net Cash Flow Used in Investing Activities		(79,968)	(130,128)

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

CONSOLIDATED STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	06.30.12	06.30.11
Financing Activities
Net Collections/(Payments) for:
Unsubordinated Notes		128,112	2,028,369
Argentine Central Bank
Others		838	(545)
Banks and International Entities		(12,103)	107,897
Subordinated Notes		(31,826)	(408,420)
Loans from Local Financial Institutions		133,302	38,518
Distribution of Dividends		(33,922)	(38,695)
Other Collections from Financing Activities		2,886	—

Net Cash Flow Provided by Financing Activities		187,287	1,727,124

Financial Income and Holding Gain on Cash and Cash Equivalents (including Interest and Monetary Gain)		135,846	110,233

Increase in Cash, Net		515,768	1,929,694

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 1. BASIS FOR THE PRESENTATION OF THE FINANCIAL STATEMENTS AND ACCOUNTING PRINCIPLES APPLIED

Grupo Financiero Galicia S.A. (the “Company”) was constituted on September 14, 1999, as a financial services holding company organized under the laws of Argentina. The Company’s main asset is its interest in Banco de Galicia y Buenos Aires S.A. Banco de Galicia y Buenos Aires S.A. is a private-sector bank that offers a full spectrum of financial services both to individual and corporate customers.

PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS:

These consolidated financial statements have been stated in thousands of Argentine Pesos and are presented in line with the provisions of Argentine Central Bank’s (“B.C.R.A.”) Communiqué “A” 3147 and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements, with the guidelines of Technical Pronouncement Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and with the guidelines of the General Resolution No. 434/03 of the National Securities Commission (“C.N.V.”). These financial statements include the balances corresponding to the operations carried out by Grupo Financiero Galicia S.A. and its subsidiaries located in Argentina and abroad.

The financial statements of Grupo Financiero Galicia S.A. have been consolidated on a line-by-line basis with those of its controlled companies, either directly or indirectly, which are detailed in Note 2.

Due to the fact that Banco de Galicia y Buenos Aires S.A. is the Company’s main equity investment, a financial institution subject to the Argentine Central Bank regulations, and pursuant to General Resolution No. 595/11 issued by the C.N.V., the Company has adopted the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A., which in some significant aspects differ from Argentine GAAP. (See Note 1.16).

Furthermore, the consolidated financial statements of Sudamericana Holding S.A. were prepared in accordance with the disclosure and valuation criteria approved by the Argentine Superintendence of Insurance, which in some aspects differ from Argentine GAAP, in particular as regards the valuation of investments in Secured Loans and certain Government Securities. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

These consolidated financial statements include the balances of its subsidiaries abroad: Banco Galicia Uruguay (in liquidation), Galicia (Cayman) Limited and Galval Agente de Valores S.A. The conversion into Pesos of these subsidiaries’ accounting balances was made as follows:

i.	Assets and liabilities were converted into Pesos according to item 1.2 of this Note.

ii.	Allotted capital has been computed for the actually disbursed restated amounts.

iii.	Retained earnings were determined as the difference between assets, liabilities and the allotted capital.

iv.	Net income for the period was determined by the difference between retained earnings at the beginning of the fiscal year and retained earnings at period-end. The balances of income statement accounts were converted into Pesos applying the monthly average exchange rates recorded in each month of this period.

v.	The significant items arising from intercompany transactions, not involving third parties, have been eliminated from the Balance Sheet and the Income Statement.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

CONSIDERATION OF THE EFFECTS OF INFLATION:

These consolidated financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003, by following the restatement method established by Technical Pronouncement No. 6 of F.A.C.P.C.E. In line with Communiqué “A” 3921 of the Argentine Central Bank, Decree No. 664/2003 of the National Executive Branch and General Resolution No. 441/03 of the C.N.V., the Company discontinued the application of that method and therefore did not recognize the effects of the changes in the purchasing power of the currency originated after March 1, 2003.

This criterion is not in line with Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (C.P.C.E.C.A.B.A.), which established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

The index used for restating the items in these financial statements was the domestic wholesale price index published by the National Statistics and Census Institute (I.N.D.E.C.).

COMPARATIVE INFORMATION:

Certain figures in the consolidated financial statements for the year ended December 31, 2011 and the six-month period ended June 30, 2011 have been reclassified for purposes of their presentation in comparative format with those for this period.

ACCOUNTING ESTIMATES:

The preparation of financial statements at a given date requires the Company to make estimates and assessments that affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses accrued for the period/fiscal year. The Company makes estimates in order to calculate, at any given moment, for example, the allowance for uncollectible receivables, the depreciation and amortization charges, the recoverable value of assets, the income tax charge and the provisions for contingencies. Future actual results may differ from estimates and assessments made at the date these financial statements were prepared.

MOST RELEVANT ACCOUNTING POLICIES:

1.1. ASSETS AND LIABILITIES IN DOMESTIC CURRENCY

Monetary assets and liabilities which include, where applicable, the interest accrued at period/fiscal year-end, are stated in period-end currency and therefore require no adjustment whatsoever.

1.2. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Foreign currency assets and liabilities have been stated at the U.S. Dollar exchange rate set by the Argentine Central Bank, in force at the close of operations on the last working day of each month.

As of June 30, 2012, December 31, 2011 and June 30, 2011, balances in U.S. Dollars were converted applying the reference exchange rate (figures stated in Pesos: $ 4.5253, $ 4.3032 and $ 4.1110, respectively) set by the Argentine Central Bank.

Assets and liabilities valued in foreign currencies other than the U.S. Dollar have been converted into the latter currency using the swap rates informed by the Argentine Central Bank.

Interest receivable or payable has been accrued at period/fiscal year-end, where applicable.

1.3. GOVERNMENT AND PRIVATE SECURITIES

Argentine Central Bank regulations set forth two valuation criteria for holdings of non-financial public sector debt instruments according to the assets’ most probable use:

a. Fair Market Value: These holdings are government securities and monetary regulation instruments included in the volatilities or present values lists issued by the Argentine Central Bank.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

These are recorded at the closing price for each class of securities in the corresponding markets or at their present value, plus the value of amortization and/or interest coupons due and receivable, less estimated selling costs, when applicable.

b. Acquisition Cost plus the I.R.R.: These include government securities and monetary regulation instruments issued by the Argentine Central Bank that are not included in the preceding item.

These holdings are recorded at their acquisition cost increased on an exponential basis according to their I.R.R. The monthly accrual is charged to income or an asset offset account, depending on the securities involved:

b.1. Government debt instruments subscribed through swap, payment or exchange by any other government debt instruments. In the case the market value of each instrument is lower than its book value, 50% of the monthly accrual of the I.R.R. must be charged against an asset offset account. Said offset account shall be reversed by charging to income to the extent its balance exceeds the positive difference between the market value and book value.

b.2. Monetary regulation instruments issued by the Argentine Central Bank. The monthly accrual of the I.R.R. shall be charged to income.

b.3. Government securities that were not subscribed through swap with no volatility or present value informed by the Argentine Central Bank. These are recorded at the present value of cash flows discounted by the internal rate of return of instruments with similar characteristics and duration and with volatility. When the book value exceeds the present value, the monthly accrual shall be recorded to an asset offset account.

Furthermore, those instruments subject to be valued at the fair market value and then decided to be valued at their acquisition cost plus the I.R.R. may be recorded in this item, when the purpose thereof is to obtain contractual cash flows. In these cases, the maximum amount to be used shall not exceed net liquid assets of 40% of deposits.

As of June 30, 2012, and taking into account the above-mentioned valuation criteria, Grupo Financiero Galicia S.A. records its holdings according to the following:

1.3.1. Holdings Recorded at Fair Market Value

These holdings include trading securities that were valued according to what is stated in item a. above.

The same criterion was applied to holdings of such securities used in purchase and sale transactions pending settlement and repo transactions.

1.3.2. Holdings Recorded at their Acquisition Cost plus the I.R.R.

In this account, the Company records Peso-denominated Bonds issued by the Argentine Nation at Badlar rate due 2015 (Bonar 2015) used in repo transactions.

The holding of such securities has been valued pursuant to the criterion stated in item b. above.

The same criterion was applied to the holding of such securities as of December 31, 2011.

1.3.3. Investments in Listed Private Securities

These securities are valued at the period/fiscal year-end closing price in the corresponding market, less estimated selling costs, when applicable.

1.3.4. Instruments Issued by the Argentine Central Bank

Holdings of instruments issued by the Argentine Central Bank which are included in the volatilities list have been valued at their closing price in the corresponding markets. The same criterion was applied to holdings of such securities used in loans, transactions to be settled and repo transactions.

Holdings of instruments issued by the Argentine Central Bank which are not included in the volatilities list have been valued at their acquisition cost increased on an exponential basis according to their I.R.R. The same criterion was applied to holdings of such securities used in repo transactions. The securities bought and sold pending settlement have been valued at the arrangement price for each transaction.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.4. ACCRUAL OF ADJUSTMENTS, INTEREST, EXCHANGE RATE DIFFERENCES, PREMIUMS ON FUTURE TRANSACTIONS AND VARIABLE INCOME

For foreign and local currency transactions with a principal adjustment clause, as well as for those in which rates have been prearranged for terms up to 92 days, the accrual has been recognized on a linear basis.

For local currency transactions at rates arranged for longer periods, interest has been accrued on an exponential basis.

For lending and borrowing transactions, which according to the legal and/or contractual conditions may be applicable, the adjustment by the C.E.R. has been accrued.

For lending transactions, the Company does not recognize interest accrual when debtors are classified in a non-accrual status.

1.5. OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE

1.5.1. Mutual Fund Units

The holdings of mutual fund units have been valued pursuant to the value published by the mutual fund manager at period/fiscal year-end, less estimated selling costs, when applicable.

1.5.2. Financial Trust Debt Securities—Unlisted

Debt securities added at par have been valued at their technical value. The remaining holdings were valued at their acquisition cost increased on an exponential basis according to their I.R.R.

1.5.3. Participation Certificates in Financial Trusts—Unlisted

Participation certificates in financial trusts are valued taking into account the share in the assets, net of liabilities, which stem from the financial statements of the respective trusts, as modified by the application of the Argentine Central Bank regulations, when applicable.

Trusts with government-sector assets as underlying assets have been valued pursuant to the valuation criteria described in item 1.3.2 of this Note. The Participation Certificate in Galtrust I Financial Trust has been recorded according to what is stated in item 1.3.b.3 of this Note.

1.5.4. Unlisted Notes

These have been valued at their acquisition cost increased on an exponential basis according to their I.R.R.

1.6. RECEIVABLES FROM FINANCIAL LEASES

These receivables are recorded at the present value of the sum of periodic installments and residual values previously established and calculated pursuant to the terms and conditions agreed upon in the corresponding financial lease agreements by applying their I.R.R.

1.7. EQUITY INVESTMENTS

The Company’s equity investments in companies where it has a significant interest were valued pursuant to the equity method.

The remaining equity investments were valued at their acquisition cost plus, when applicable, uncollected cash dividends and stock dividends from capitalized profits. An allowance for impairment of value has been established on such equity investments where the book value exceeds the equity method value.

1.8. BANK PREMISES AND EQUIPMENT AND MISCELLANEOUS ASSETS

Bank Premises and Equipment and Miscellaneous Assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Financial leases that mainly transfer risks and benefits inherent to the leased property are recognized at the beginning of the lease either by the cash value of the leased property or the present value of cash flows established in the financial lease, whichever is lower.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 600 months for real estate, up to 120 months for furniture and fixtures and no more than 60 months for the remaining assets.

The updated residual value of the assets, taken as a whole, does not exceed their economic utilization value at period/fiscal year-end.

1.9. INTANGIBLE ASSETS

Intangible assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated amortization.

Amortization has been recognized on a straight-line basis over 120 months for “Goodwill” and over 60 months for “Organization and Development Expenses”.

Effective March 2003, the Argentine Central Bank established that the difference between the amount paid for compliance with court resolutions made in lawsuits filed challenging the current regulations applicable to deposits with the financial system, within the framework of the provisions of Law No. 25561, Decree No. 214/02 and supplementary regulations, and the amount resulting from converting deposits at the $ 1.40 per U.S. Dollar exchange rate adjusted by the C.E.R. and interest accrued up to the payment date must also be recorded under this account. This entity also established the amortization thereof must take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003. As of June 30, 2012 and December 31, 2011, this item has been fully amortized; thus total accumulated amortization amounts to $ 871,092 and $ 866,570, respectively.

Banco de Galicia y Buenos Aires S.A. carried out the abovementioned amortization for the purposes of complying with the provisions set forth by the Argentine Central Bank only. However, Banco de Galicia y Buenos Aires S.A. has repeatedly reserved its right to make claims in view of the negative effect caused on its financial condition by the reimbursement of deposits originally in US Dollars pursuant to court orders, which exceeded the amount established in the aforementioned regulation. On November 30, 2003, Banco de Galicia y Buenos Aires S.A. formally requested the National Executive Branch, with a copy to the Ministry of Economy (“MECON”) and to the Argentine Central Bank, the payment of due compensation for the losses incurred that were generated by the “asymmetric pesification” and especially for the negative effect on its financial condition caused by court resolutions.

1.10. MISCELLANEOUS LIABILITIES

1.10.1. Liabilities – Customers Fidelity Program “Quiero” (I Want)

The fair value of the points assigned to customers through the “Quiero” (“I Want”) Program is estimated. Such value is assessed by means of the use of a mathematical model that takes into account certain assumptions of exchange percentages, the cost for the exchanged points based on the combination of available products and the preferences of Banco de Galicia y Buenos Aires S.A.’s customers, as well as the expiration term of the customers’ non-exchanged points. As of June 30, 2012 and December 31, 2011, the liabilities recorded for its customers’ non-exchanged points amounted to $ 60,571 and $ 50,521, respectively.

1.11. ALLOWANCES AND PROVISIONS:

1.11.1. Allowances for Loan Losses and Provisions for Contingent Commitments

These have been established based upon the estimated default risk of Grupo Financiero Galicia S.A.’s credit assistance granted through its subsidiaries, which results from an evaluation of debtors’ compliance with their payment obligations, their economic and financial condition, and the guarantees securing their related transactions, in line with the Argentine Central Bank regulations.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.11.2. Severance Payments

The Company directly charges severance payments to expenses.

The amounts that the Company may possibly have to pay for labor lawsuits are covered by a provision, which is recorded under “Liabilities – Provisions for Severance Payments”.

1.11.3. Liabilities – Other Provisions

Provisions have been set up to cover contingent situations related to labor, commercial, civil and tax issues and other miscellaneous risks that are likely to occur.

1.12. NEGATIVE GOODWILL

The Company recorded a negative goodwill. This stems from the difference between the acquisition cost paid for the companies Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. and the value of assets and liabilities purchased as of June 30, 2010. Such negative goodwill is recorded under the “Liabilities – Provisions” account. As of June 30, 2012 and December 31, 2011, it amounts to $ 297,370 and $ 346,931, respectively, net of amortizations.

The negative goodwill is charged to Income on a straight-line basis during 60 months, pursuant to the Argentine Central Bank regulations.

1.13. DERIVATIVES AND HEDGING TRANSACTIONS

They have been recorded as stated in Note 8.

1.14. INCOME TAX

Pursuant to the Argentine Central Bank regulations, the income tax charge is determined by applying the effective tax rate to the estimated taxable income, without considering the effect of any temporary differences between taxable and book income for Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A.

1.15. MINIMUM PRESUMED INCOME TAX

The minimum presumed income tax is determined at the effective rate of 1% of the computable assets at fiscal year-end. Since this tax is supplementary to the income tax, the Company’s tax liability for each fiscal year is to coincide with the higher of the two taxes. However, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years. The recognition of this right and its realization stem from the ability to generate future taxable income sufficient for offsetting purposes.

Based on the foregoing, as of June 30, 2012 and December 31, 2011, the Company has assets for $ 198,414 and $ 186,408, respectively.

1.16. DIFFERENCES BETWEEN THE ARGENTINE CENTRAL BANK REGULATIONS AND ARGENTINE GAAP

The main differences between the valuation and disclosure criteria applied to these consolidated financial statements and Argentine GAAP are as follows:

1.16.1. Accounting for Income Tax according to the Deferred Tax Method

Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A. determine the income tax charge by applying the effective tax rate to the estimated taxable income, without considering the effect of any temporary differences between book and taxable income.

Pursuant to Argentine GAAP, the income tax must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned differences. In addition, unused tax loss carry-forwards or tax credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The application of this criterion, based on projections prepared by the aforementioned subsidiaries, would determine deferred tax assets amounting to $ 304,249 as of June 30, 2012, and to $ 290,254 as of December 31, 2011.

1.16.2. Valuation of Government Securities

Argentine Central Bank regulations set forth specific valuation criteria for government securities recorded at their acquisition cost plus the I.R.R., which are described in 1.3.b. of this Note. Pursuant to Argentine GAAP, the above-mentioned assets must be valued at their current value.

As of June 30, 2012 and December 31, 2011, the application of this criterion would result in an increase in Shareholders’ Equity of about $ 72,408 and $ 76,214, respectively.

1.16.3. Allowances for Receivables from the Non-Financial Public Sector

Current regulations issued by the Argentine Central Bank on the establishment of allowances provide that credits against the public sector are not subject to allowances for loan losses. Pursuant to Argentine GAAP, those allowances must be estimated based on the recoverability risk of assets.

1.16.4. Negative Goodwill

A negative goodwill has been recorded which corresponds to the difference between the acquisition cost paid for the companies Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. and their equity method value estimated at the time of the purchase. Such negative goodwill is recorded under the “Liabilities – Provisions” account.

Pursuant to the Argentine Central Bank regulations, the negative goodwill has to be charged to income with regard to the causes that have originated it, not to exceed a 60-month straight-line method amortization. Pursuant to Argentine GAAP, the negative goodwill that is not related to expenses estimations or estimated future losses should be recognized as a gain at the time of the purchase.

As of June 30, 2012 and December 31, 2011, the negative goodwill balance amounts to $ 297,370 and $ 346,931, respectively.

1.16.5. Restructured Loans and Liabilities

Restructured loans and financial obligations are valued based on the actually restructured principal amounts plus accrued interest and principal adjustments, when applicable, minus collections or payments made.

Pursuant to Argentine GAAP, those restructured loans and liabilities, for which modification of original conditions imply a substitution of instruments, must be recorded on the basis of the best possible estimate of the amounts receivable or payable discounted at a market rate that reflects market evaluations on the time value of money and the specific risks of such assets and liabilities at the time of restructuring.

1.16.6. Conversion of Financial Statements

The conversion into Pesos of the financial statements of the foreign subsidiaries for the purposes of their consolidation, made in accordance with the Argentine Central Bank regulations, differs from Argentine GAAP. Argentine GAAP require that: a) the measurements in the financial statements to be converted into Pesos that are stated in period-end foreign currency (current values, recoverable values) be converted at the exchange rate of the financial statements’ date; and b) the measurements in the financial statements to be converted into Pesos that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) be converted at the relevant historical exchange rates, restated at period-end currency, when applicable due to the application of Technical Pronouncement No. 17. Exchange-rate differences arising from conversion of the financial statements shall be treated as financial income or expenses, as applicable.

The application of this criterion that replaces what has been stated in this Note does not have a significant impact on the consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.17. ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS BY THE C.N.V.

The C.N.V. has established the application of Technical Pronouncement No. 26 of the F.A.C.P.C.E., which adopts the International Financial Reporting Standards issued by the International Accounting Standards Board for certain entities included within the public offering system regulated by Law 17811, whether because of their capital or their notes, or because they have requested to be included in such system, for financial statements corresponding to fiscal years started as from January 1, 2012.

The adoption of such standards is not applicable to the Company since the C.N.V., through General Resolution No. 595/11, exempted companies that invest in banks and insurance companies from the mandatory adoption of the I.F.R.S.

With regard to the requirements set forth in the aforementioned General Resolution No. 595/11, the following is detailed:

•	Grupo Financiero Galicia S.A.’s corporate purpose is exclusively related to financial and investment activities;

•	The interest in Banco de Galicia y Buenos Aires S.A. accounts for 94% of Grupo Financiero Galicia S.A.’s assets, being the Company’s main asset;

•	92% of Grupo Financiero Galicia’s income stems from the interest in Banco de Galicia y Buenos Aires S.A.’s income; and

•	Grupo Financiero Galicia S.A. has a 94.92966% interest in Banco de Galicia y Buenos Aires S.A., thus having control over such institution.

NOTE 2. CONSOLIDATED CONTROLLED COMPANIES

The basic information regarding Grupo Financiero Galicia’s consolidated controlled companies is detailed as follows:

Information as of:	06.30.12
Issuing Company	Direct and Indirect Holding
	Shares		Percentage of Equity Investment Held in
	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	533,814,765	94.92966%	94.92966%
Banco Galicia Uruguay S.A. (in liquidation) (**)	Ordinary	632,495	94.92966%	94.92966%
Cobranzas Regionales S.A.	Ordinary	7,310	73.09584%	73.09584%
Cobranzas y Servicios S.A.	Ordinary	450,929	94.78718%	94.78718%
Compañía Financiera Argentina S.A.	Ordinary	530,140,283	95.08177%	95.08177%
Galicia (Cayman) Ltd.	Ordinary	21,479,271	94.92966%	94.92966%
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary	18,986	94.92966%	94.92966%
Galicia Retiro Compañía de Seguros S.A.	Ordinary	4,483,677	99.36616%	99.36616%
Galicia Seguros S.A.	Ordinary	18,192,793	99.36601%	99.36601%
Galicia Valores S.A.	Ordinary	949,293	94.92928%	94.92928%
Galicia Warrants S.A.	Ordinary	198,732	99.36621%	99.36621%
Galval Agente de Valores S.A.	Ordinary	49,870,052	100.00000%	100.00000%
GV Mandataria de Valores S.A.	Ordinary	12,000	100.00000%	100.00000%
Net Investment S.A.	Ordinary	11,924	99.36621%	99.36621%

(*)	Ordinary shares A and B.
(**)	With a F.V. of 1000.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Information as of:	06.30.12
Issuing Company	Direct and Indirect Holding
	Shares		Percentage of Equity Investment Held in
	Type	Amount	Total Capital	Possible Votes
Procesadora Regional S.A.	Ordinary	1,132,629	74.18750%	74.18750%
Sudamericana Asesores de Seguros S.A.	Ordinary	70,858	99.36065%	99.36065%
Sudamericana Holding S.A.	Ordinary	184,476	99.36622%	99.36622%
Tarjeta Naranja S.A. (***)	Ordinary	1,754	73.09584%	73.09584%
Tarjetas Cuyanas S.A. (***)	Ordinary	2,363,395	73.09584%	73.09584%
Tarjetas del Mar S.A. (***)	Ordinary	3,593,742	94.87269%	94.87269%
Tarjetas Regionales S.A. (*)	Ordinary	787,808,138	73.09584%	73.09584%

(*)	Ordinary shares A and B.
(***)	With a F.V. of 10.

Information as of:	12.31.11
Issuing Company	Direct and Indirect Holding
	Shares		Percentage of Equity Investment Held in
	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	533,314,765	94.84074%	94.84074%
Banco Galicia Uruguay S.A. (in liquidation) (**)	Ordinary	631,903	94.84074%	94.84074%
Cobranzas Regionales S.A.	Ordinary	9,389	93.89233%	93.89233%
Cobranzas y Servicios S.A.	Ordinary	450,507	94.69840%	94.69840%
Compañía Financiera Argentina S.A.	Ordinary	529,659,392	94.99552%	94.99552%
Galicia (Cayman) Ltd.	Ordinary	21,459,153	94.84074%	94.84074%
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary	18,968	94.84074%	94.84074%
Galicia Retiro Compañía de Seguros S.A.	Ordinary	4,483,176	99.35504%	99.35504%
Galicia Seguros S.A.	Ordinary	18,190,758	99.35489%	99.35489%
Galicia Valores S.A.	Ordinary	948,404	94.84036%	94.84036%
Galicia Warrants S.A.	Ordinary	198,710	99.35509%	99.35509%
Galval Agente de Valores S.A.	Ordinary	49,870,052	100.00000%	100.00000%
GV Mandataria de Valores S.A.	Ordinary	12,000	100.00000%	100.00000%
Net Investment S.A.	Ordinary	11,923	99.35509%	99.35509%
Procesadora Regional S.A.	Ordinary	1,447,945	94.84074%	94.84074%
Sudamericana Asesores de Seguros S.A.	Ordinary	70,850	99.34954%	99.34954%
Sudamericana Holding S.A.	Ordinary	184,456	99.35511%	99.35511%
Tarjeta Mira S.A. (***)	Ordinary	1,629,008	76.25133%	76.25133%
Tarjeta Naranja Dominicana S.A. (****)	Ordinary	222,402	37.93633%	37.93633%
Tarjeta Naranja S.A. (***)	Ordinary	1,821	75.87259%	75.87259%
Tarjetas Cuyanas S.A. (***)	Ordinary	1,839,882	56.90445%	56.90445%
Tarjetas del Mar S.A. (***)	Ordinary	3,590,376	94.78383%	94.78383%
Tarjetas Regionales S.A. (*)	Ordinary	178,395,287	94.84074%	94.84074%

(*)	Ordinary shares A and B.
(**)	With a F.V. of 1000.
(***)	With a F.V. of 10.
(****)	With a F.V. of 100.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Information as of:	06.30.12
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	46,132,239	41,930,006	4,202,233	599,398
Banco Galicia Uruguay S.A. (in liquidation)	73,261	22,449	50,812	(2,512)
Cobranzas Regionales S.A.	12,714	6,310	6,404	2,454
Cobranzas y Servicios S.A.	26,107	3,977	22,130	1,525
Compañía Financiera Argentina S.A.	2,774,787	1,927,885	846,902	89,635
Galicia (Cayman) Ltd.	297,524	14	297,510	30,468
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	9,518	2,710	6,808	1,407
Galicia Retiro Compañía de Seguros S.A.	86,555	74,011	12,544	1,195
Galicia Seguros S.A.	355,004	232,049	122,955	88,149
Galicia Valores S.A.	69,456	50,259	19,197	64
Galicia Warrants S.A.	35,730	21,384	14,346	1,789
Galval Agente de Valores S.A.	6,286	2,003	4,283	(1,051)
GV Mandataria de Valores S.A.	331	68	263	(223)
Net Investment S.A.	157	10	147	(7)
Procesadora Regional S.A.	6,540	4,666	1,874	(146)
Sudamericana Asesores de Seguros S.A.	2,663	1,528	1,135	783
Sudamericana Holding S.A.	185,457	949	184,508	90,536
Tarjeta Naranja S.A.	6,534,957	5,166,374	1,368,583	242,492
Tarjetas Cuyanas S.A.	1,430,009	1,178,371	251,638	43,819
Tarjetas del Mar S.A.	240,092	211,853	28,239	(4,140)
Tarjetas Regionales S.A.	1,718,156	7,399	1,710,757	270,049

Information as of:	12.31.11			06.30.11
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	43,324,590	39,721,766	3,602,824	482,971
Banco Galicia Uruguay S.A. (in liquidation)	90,474	39,767	50,707	1,443
Cobranzas Regionales S.A.	12,225	8,275	3,950	589
Cobranzas y Servicios S.A.	23,399	2,794	20,605	941
Compañía Financiera Argentina S.A.	2,302,880	1,369,273	933,607	104,567
Galicia (Cayman) Ltd.	267,362	9	267,353	41,279
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	8,658	3,256	5,402	982
Galicia Retiro Compañía de Seguros S.A.	84,579	72,739	11,840	1,515
Galicia Seguros S.A.	297,816	177,019	120,797	61,369
Galicia Valores S.A.	36,109	16,976	19,133	335
Galicia Warrants S.A.	33,442	16,441	17,001	1,326
Galval Agente de Valores S.A.	5,128	1,435	3,693	(1,566)
GV Mandataria de Valores S.A.	672	185	487	60
Net Investment S.A.	161	7	154	(42)
Procesadora Regional S.A.	7,786	5,766	2,020	758
Sudamericana Asesores de Seguros S.A.	2,771	1,781	990	855
Sudamericana Holding S.A.	135,809	737	135,072	64,053
Tarjeta Mira S.A.	80,180	65,263	14,917	—

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Information as of:	12.31.11			06.30.11
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Tarjeta Naranja Dominicana S.A.	7,544	2,249	5,295	12
Tarjeta Naranja S.A.	5,833,988	4,608,053	1,225,935	195,011
Tarjetas Cuyanas S.A.	1,185,192	957,911	227,281	36,145
Tarjetas del Mar S.A.	215,912	193,533	22,379	(8,450)
Tarjetas Regionales S.A.	1,163,942	3,358	1,160,584	170,431

In the previous fiscal year and during this period, Banco de Galicia y Buenos Aires S.A. carried out a reorganization process of the corporate structure its subsidiaries. Such reorganization has not altered Banco de Galicia y Buenos Aires S.A.’s controlling interest in the same.

As part of this process, Tarjetas del Mar S.A. has partially spinned off its shareholders’ equity for the creation of a new company called Tarjeta Mira S.A. Also, during this period, Tarjeta Mira S.A. merged with and into Tarjeta Naranja S.A.

On February 29, 2012, Tarjetas Regionales S.A.’s Extraordinary Shareholders’ Meeting approved a capital increase subscribed mainly through the contribution of the minority holders’ holdings in the subsidiaries of Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A.

On June 30, 2012, Tarjeta Naranja Dominicana S.A.’s shareholders decided to begin a liquidation process of the company. Tarjeta Naranja S.A. has set an allowance for 100% of its equity investment held in Tarjeta Naranja Dominicana S.A. and discontinued its consolidation.

The percentage of the controlled companies’ Shareholders’ Equity owned by third parties has been disclosed in the Balance Sheet, under the “Minority Interest in Consolidated Controlled Companies” account.

The gain (loss) on the minority interest is disclosed in the Income Statement under “Minority Interest Gain (Loss)”.

The minority interest percentages at period/fiscal year-end are the following:

Information as of:	06.30.12	12.31.11
Banco de Galicia y Buenos Aires S.A.	5.07034%	5.15926%
Banco Galicia Uruguay S.A. (in liquidation)	5.07034%	5.15926%
Cobranzas Regionales S.A.	26.90416%	6.10767%
Cobranzas y Servicios S.A.	5.21282%	5.30160%
Compañía Financiera Argentina S.A.	4.91823%	5.00448%
Galicia (Cayman) Ltd.	5.07034%	5.15926%
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	5.07034%	5.15926%
Galicia Retiro Compañía de Seguros S.A.	0.63384%	0.64496%
Galicia Seguros S.A.	0.63399%	0.64511%
Galicia Valores S.A.	5.07072%	5.15964%
Galicia Warrants S.A.	0.63379%	0.64491%
Net Investment S.A.	0.63379%	0.64491%
Procesadora Regional S.A.	25.81250%	5.15926%

Information as of:	06.30.12	12.31.11
Sudamericana Asesores de Seguros S.A.	0.63935%	0.65046%
Sudamericana Holding S.A.	0.63378%	0.64489%
Tarjeta Mira S.A.	—	23.74867%
Tarjeta Naranja Dominicana S.A.	—	62.06367%
Tarjeta Naranja S.A.	26.90416%	24.12741%
Tarjetas Cuyanas S.A.	26.90416%	43.09555%
Tarjetas del Mar S.A.	5.12731%	5.21617%
Tarjetas Regionales S.A.	26.90416%	5.15926%

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 3. GOVERNMENT AND PRIVATE SECURITIES

At period/fiscal year-end, holdings of government and private securities were as follows:

	06.30.12	12.31.11
Government Securities
Holdings Recorded at Fair Market Value
Government Bonds	61,543	105,381
Others	—	1,334

Total Holdings Recorded at Fair Market Value	61,543	106,715

Holdings Recorded at their Acquisition Cost plus the I.R.R.
Government Bonds	20	162,414

Total Holdings Recorded at their Acquisition Cost plus the I.R.R.	20	162,414

Government Securities from Repo Transactions with the Argentine Central Bank
Government Bonds	—	40,600

Total Government Securities from Repo Transactions with the Argentine Central Bank	—	40,600

Instruments Issued by the Argentine Central Bank
Argentine Central Bank Bills at Fair Market Value	2,926,027	10,313
Argentine Central Bank Bills for Repo Transactions	959,822	1,344,245
Argentine Central Bank Bills at Acquisition Cost plus the I.R.R.	686,475	713,541
Argentine Central Bank Notes at Fair Market Value	34,051	2,146,017
Argentine Central Bank Notes for Repo Transactions	—	66,494
Argentine Central Bank Notes at Acquisition Cost plus the I.R.R.	542,732	637,396

Total Instruments Issued by the Argentine Central Bank	5,149,107	4,918,006

Total Government Securities	5,210,670	5,227,735

Private Securities
Notes (Listed)	—	1,088
Shares	41	2,040

Total Private Securities	41	3,128

Total Government and Private Securities	5,210,711	5,230,863

NOTE 4. LOANS

The lending activities carried out by Grupo Financiero Galicia S.A. through its subsidiaries are as follows:

a.	Loans to the Non-financial Public Sector: They are primarily loans to the National Government and to Provincial Governments.

b.	Loans to the Financial Sector: They represent loans to banks and local financial institutions.

c.	Loans to the Non-financial Private Sector and Residents Abroad: They include the following types of loans:

Overdrafts: Short-term obligations issued in favor of customers.

Promissory Notes: Endorsed promissory notes, discount and factoring.

Mortgage Loans: Loans for the purchase of real estate for housing purposes, secured by such purchased real estate or commercial loans secured by real estate mortgages.

Collateral Loans: Loans in which a pledge is granted as collateral, as an integral part of the loan instrument.

Credit Card Loans: Loans granted to credit card holders.

Personal Loans: Loans to natural persons.

Others: This item primarily involves export prefinancing loans and short-term placements in banks abroad.

According to the Argentine Central Bank regulations, the loan portfolio breaks down as follows: the non-financial public sector, the financial sector and the non-financial private sector and residents abroad. Moreover, the Company must disclose the type of collateral established on the applicable loans to the non-financial private sector.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

At period/fiscal year-end, the classification of the loan portfolio was as follows:

	06.30.12	12.31.11
Non-financial Public Sector	25,096	24,606
Financial Sector	269,501	326,239
Non-financial Private Sector and Residents Abroad	35,457,712	31,837,635
With Preferred Guarantees	1,462,508	1,441,277
With Other Collateral	5,184,718	4,866,007
With No Collateral	28,810,486	25,530,351

Subtotal	35,752,309	32,188,480

Allowance for Loan Losses	(1,568,418)	(1,283,953)

Total	34,183,981	30,904,527

Such loans were granted in the normal course of transactions with standard terms, interest rates, and collateral requirements.

NOTE 5. STATEMENT OF DEBTORS’ STATUS

The loan portfolio classification pursuant to the loan classification criteria set forth by the Argentine Central Bank is detailed as follows.

COMMERCIAL LOAN PORTFOLIO

Classification:	Description
Normal	Cash flow analysis shows that the customer is widely able to meet all of its financial commitments. Among the indicators that can reflect this situation, the following are worth noting: The customer shows a liquid financial situation, regularly complies with the payment of its obligations, has a qualified and honest management, has an appropriate information system, belongs to a sector of the economic activity or to a business sector that shows an acceptable future trend and is competitive with regard to the activities it conducts.
With Special Follow-Up—Under Observation	Cash flow analysis shows, at the time of carrying out the analysis, that the customer is able to meet all of its financial commitments. However, there are possible situations that, in case they are not duly controlled or else solved, could compromise the customer’s future repayment capacity.
With Special Follow-Up—Under Negotiation or under Refinancing Agreements.	This category includes those customers who, when unable to meet their financial commitments pursuant to the terms and conditions agreed, irrefutably state their intention to refinance their debt.
With Problems	Cash flow analysis shows that the customer is unable to meet its financial commitments in a normal manner and that, in case such problems are not solved, they could result in a loss for the financial institution.
High Risk of Insolvency	Cash flow analysis shows that the customer is highly unlikely to meet all of its financial commitments.
Uncollectible	Customers’ debts included in this category are considered uncollectible. Even though there is some possibility of recovering these assets under certain circumstances in the future, it is evident they are uncollectible at the time of the analysis.

CONSUMER AND HOUSING LOAN PORTFOLIO

Classification:	Description
Normal	This category includes customers who duly and timely comply with the payment of their commitments, or else with payment in arrears of less than 31 days. Provisional overdrafts shall be considered normal until day 61 from the granting date.
Low Risk	It includes customers with occasional late payments at the time of meeting their commitments, with payments in arrears of more than 31 days and up to 90 days.
Medium Risk	This category includes customers who show some inability to meet their commitments, with payments in arrears of more than 90 days and up to 180 days.
High Risk	It includes customers with payments in arrears of more than 180 days and up to one year.
Uncollectible	This category includes insolvent or bankrupt customers, with little or no possibility of collection, or with payments in arrears in excess of one year.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The “financing” category includes the items regarding which debtors should be classified, from the perspective of their creditworthiness, in the accounts below:

	06.30.12	12.31.11
Loans	35,752,309	32,188,480
Other Receivables Resulting from Financial Brokerage	888,964	731,166
Receivables from Financial Leases	635,979	599,613
Miscellaneous Receivables	10,701	34,976
Contingent Liabilities	3,839,709	3,407,074

Total	41,127,662	36,961,309

At period/fiscal year-end, the classification of debtors was as follows:

	06.30.12	12.31.11
COMMERCIAL LOAN PORTFOLIO
Normal	15,402,518	15,269,372

Backed by Preferred Guarantees and Counter-guarantees “A”	238,622	207,286
Backed by Preferred Guarantees and Counter-guarantees “B”	990,463	1,088,953
With No Preferred Guarantees or Counter-guarantees	14,173,433	13,973,133

With Special Follow-Up – Under Observation	19,619	90,101

Backed by Preferred Guarantees and Counter-guarantees “A”	—	1,122
Backed by Preferred Guarantees and Counter-guarantees “B”	1,473	4,482
With No Preferred Guarantees or Counter-guarantees	18,146	84,497

With Problems	36,498	10,745

Backed by Preferred Guarantees and Counter-guarantees “B”	—	2,302
With No Preferred Guarantees or Counter-guarantees	36,498	8,443

High Risk of Insolvency	30,211	40,039

Backed by Preferred Guarantees and Counter-guarantees “B”	4,204	4,083
With No Preferred Guarantees or Counter-guarantees	26,007	35,956

Uncollectible	309	2,986

Backed by Preferred Guarantees and Counter-guarantees “B”	—	1,946
With No Preferred Guarantees or Counter-guarantees	309	1,040

Total Commercial Loan Portfolio	15,489,155	15,413,243

	06.30.12	12.31.11
CONSUMER AND HOUSING LOAN PORTFOLIO
Normal	23,682,806	20,225,960

Backed by Preferred Guarantees and Counter-guarantees “A”	4,561	3,422
Backed by Preferred Guarantees and Counter-guarantees “B”	735,524	622,282
With No Preferred Guarantees or Counter-guarantees	22,942,721	19,600,256

Low Risk	778,612	520,620

Backed by Preferred Guarantees and Counter-guarantees “B”	8,927	8,513
With No Preferred Guarantees or Counter-guarantees	769,685	512,107

Medium Risk	489,372	318,487

Backed by Preferred Guarantees and Counter-guarantees “A”	7	—
Backed by Preferred Guarantees and Counter-guarantees “B”	3,779	4,112
With No Preferred Guarantees or Counter-guarantees	485,586	314,375

High Risk	505,670	338,163

Backed by Preferred Guarantees and Counter-guarantees “B”	2,663	1,800
With No Preferred Guarantees or Counter-guarantees	503,007	336,363

Uncollectible	180,168	142,023

Backed by Preferred Guarantees and Counter-guarantees “B”	2,497	3,325
With No Preferred Guarantees or Counter-guarantees	177,671	138,698

Uncollectible due to Technical Reasons:	1,879	2,813

Backed by Preferred Guarantees and Counter-guarantees “B”	11	18
With No Preferred Guarantees or Counter-guarantees	1,868	2,795

Total Commercial and Housing Loan Portfolio	25,638,507	21,548,066

Grand Total	41,127,662	36,961,309

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The management and mitigation of credit risk are described in Note 36.

NOTE 6. ALLOWANCES FOR LOAN LOSSES

The changes in allowances for loan losses at period/fiscal year-end were as follows:

	06.30.12	12.31.11
Balances at Beginning of Fiscal Year	1,283,953	1,038,512
Increases	586,831	820,090
Decreases	302,366	574,649
Reversals	86,537	27,444
Uses	215,829	547,205

Balances at period/fiscal year-end	1,568,418	1,283,953

NOTE 7. OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE – OTHERS NOT INCLUDED IN THE DEBTOR CLASSIFICATION REGULATIONS

At period/fiscal year-end, the breakdown of the account “Others Not Included in the Debtor Classification Regulations” was as follows:

	06.30.12	12.31.11
Unlisted Participation Certificates and Debt Securities in Financial Trusts	1,368,603	1,356,833
Others	203,008	236,965

Total	1,571,611	1,593,798

NOTE 8: DERIVATIVE INSTRUMENTS

FORWARD PURCHASE-SALE OF FOREIGN CURRENCY WITHOUT DELIVERY OF THE UNDERLYING ASSET

Mercado Abierto Electrónico (M.A.E.) and Rosario Futures Exchange (RO.F.EX.) have trading platforms for the closing, recording and settlement of financial forward transactions carried out among its agents, including Banco de Galicia y Buenos Aires S.A. These transactions are typically settled without delivery of the underlying traded asset. Settlement is carried out on a daily basis for the difference (if any) between the closing price of the underlying asset and the previous days’ closing price or value. Any resulting difference in price is charged to income. As of June 30, 2012, forward purchase and sale transactions totaled $ 4,827,471 and $ 1,703,801, respectively, while as of December 31, 2011 they totaled $ 6,006,508 and $ 2,090,664, respectively.

Such transactions are recorded under Memorandum Accounts for the notional value traded. Accrued balances pending settlement are recorded under “Other Receivables Resulting from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as applicable.

Otherwise, transactions have been conducted directly with Banco de Galicia y Buenos Aires S.A.’s customers pursuant to the above-mentioned conditions. As of June 30, 2012, forward purchase and sale transactions totaled $ 7,058 and $ 1,875,730, respectively, while as of December 31, 2011 purchase and sale transactions totaled $ 69,544 and $ 1,647,591, respectively.

Furthermore, Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A. carried out currency hedging transactions in relation to the principal payment of their notes for a total amount of US$ 256,000, from which US$ 236,000 were carried out with Banco de Galicia y Buenos Aires S.A.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

In turn, the Company entered into forward foreign currency hedge contracts with the purpose of covering the risk associated with the exchange rate exposure of financial debts in U.S. Dollars. The purpose of such contracts is to reduce its exposure to U.S. Dollar fluctuations and denominate future commitments in Pesos. As of June 30, 2012, contracts were entered into for a total amount of US$ 21,000, from which US$ 14,000 was entered into with Banco de Galicia y Buenos Aires S.A.

PURCHASE-SALE OF INTEREST RATE FUTURES

These products are traded within the trading platform created by the M.A.E. The underlying asset is the Badlar rate of private banks for time deposits of more than $ 1,000,000 for a term of 30 to 35 days. Settlement is carried out on a daily basis for the difference between the forward price or value of the traded underlying asset and the closing price or value. Any difference is charged to income. As of June 30, 2012, purchase and sale transactions conducted amounted to $ 300,000 and $ 382,000, respectively, while as of December 31, 2011 they totaled $ 429,000 and $ 281,000, respectively. Such transactions are recorded under Memorandum Accounts for the notional value traded.

In case balances pending settlement exist, they are recorded under “Other Receivables Resulting from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as applicable.

INTEREST RATE SWAPS

These transactions are conducted within the environment created by the M.A.E., and the settlement thereof is carried out on a monthly basis in Pesos for the difference between the cash flows calculated using a variable rate (Badlar for private banks with time deposits of 30 to 35 days) and the cash flows calculated using a fixed rate, or vice versa. Any difference is charged to income.

As of June 30, 2012, transactions conducted amounted to $ 407,000, while as of December 31, 2011, they amounted to $ 279,000. Such transactions are recorded under Memorandum Accounts for the notional value traded.

In case accrued balances pending settlement exist, they are recorded under “Other Receivables Resulting from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as applicable.

Moreover, transactions have been conducted with customers of Banco de Galicia y Buenos Aires S.A., which, as of June 30, 2012, amount to $ 69,000.

As of June 30, 2012, the estimated market value of such instruments amounted to approximately $ 35 (Liabilities), while as of December 31, 2011, it amounted to $ 876 (Liabilities).

CALL OPTIONS BOUGHT AND WRITTEN ON GOLD AND U.S. DOLLAR FUTURES WITHOUT DELIVERY OF THE UNDERLYING ASSET

These transactions have been conducted with the purpose of hedging the variable yield of the deposits received by Banco de Galicia y Buenos Aires S.A. and set forth by the Argentine Central Bank.

The deposit date, the term to exercise the option and the underlying asset are the same as those for the related deposit. Notional amounts have been computed so that the offset value of derivative instruments is similar to the variable yield of the investment. Changes in the value of the underlying asset at the time of the arrangement and at period/fiscal year-end, equivalent to the variable yield, have been recognized in income and are recorded under “Other Receivables Resulting from Financial Brokerage” and/or under “Other Liabilities Resulting from Financial Brokerage”, as appropriate. Premiums received and/or paid have accrued on a straight-line basis during the term of the agreement.

As of June 30, 2012, call options bought and written on gold futures total $ 77,417 and $ 84,805, respectively, while call options bought and written on U.S. Dollar futures amount to $ 5,191 for both types of transactions.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As of December 31, 2011, the Company recorded call options bought and written on gold futures for $ 9,028 and $ 9,470, respectively. These options have been recorded under “Memorandum Accounts – Debit-Derivatives—Notional Value of Call Options Bought” and under “Memorandum Accounts – Credit-Derivatives – Notional Value of Call Options Written”.

PUT OPTIONS WRITTEN

As established by Section 4, subsection a), and Section 6 of Decree No. 1836/02 and the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. granted the holders of Rescheduled Deposit Certificates, who had opted to receive Boden 2013 and Boden 2012 in lieu of the payment of those certificates, an option to sell coupons. Said options, as of June 30, 2012 and December 31, 2011, are valued at the strike price.

The strike price will be equal to that resulting from converting the face value of each coupon in U.S. Dollars into Pesos at a rate of $ 1.40 per U.S. Dollar adjusted by applying the C.E.R. variation, which arises from comparing the index as of February 3, 2002 to that corresponding to the due date of the coupon. That value shall in no case exceed the principal and interest amounts in Pesos resulting from applying to the face value of the coupon in U.S. Dollars the buying exchange rate quoted by Banco de la Nación Argentina on the payment date of that coupon.

These options have been recorded under “Memorandum Accounts – Credit-Derivatives—Notional Value of Put Options Written” in the amount of $ 42,067 as of June 30, 2012 and $ 68,151 as of December 31, 2011.

Banco de Galicia y Buenos Aires S.A.’s financial risk management is carried out within the limits of the policies approved by the Board of Directors in such respect. “Derivative instruments” carried out are means for the Company to hedge its risk exposures and/or used as a financial product to develop investment and trading strategies. In both cases, the use of such instruments is performed within the guidelines of internal policies set forth by Banco de Galicia y Buenos Aires S.A.

NOTE 9. EQUITY INVESTMENTS

As of period/fiscal year-end, the breakdown of “Equity Investments” was as follows:

	06.30.12	12.31.11
In Financial Institutions and Supplementary and Authorized Activities
Banco Latinoamericano de Exportaciones S.A.	2,244	2,133
Banelco S.A.	9,114	8,097
Mercado de Valores de Buenos Aires S.A.	8,140	8,139
Tarjeta Naranja Perú S.A.	11,032	8,044
Visa Argentina S.A.	3,899	3,899
Others	796	790

Total Equity Investments in Financial Institutions, Supplementary and Authorized Activities	35,225	31,102

In Non-financial Institutions
AEC S.A.	26,703	26,703
Aguas Cordobesas S.A.	8,911	8,911
Electrigal S.A.	3,955	5,455
Distrocuyo S.A.	5,455	3,955
Others	13,203	1,501

Total Equity Investments in Non-financial Institutions	58,227	46,525

Allowances	(28,128)	(21,462)

Total	65,324	56,165

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 10. MISCELLANEOUS RECEIVABLES—OTHERS

As of period/fiscal year-end, the breakdown of “Miscellaneous Receivables—Others” was as follows:

	06.30.12	12.31.11
Sundry Debtors	222,751	122,441
Deposits as Collateral	372,275	333,931
Tax Advances	279,051	238,179
Payments in Advance	81,221	70,101
Others	22,314	16,822

Total	977,612	781,474

NOTE 11. BANK PREMISES AND EQUIPMENT

As of period/fiscal year-end, the breakdown of “Bank Premises and Equipment” was as follows:

	06.30.12	12.31.11
Real Estate	1,057,042	1,032,702
Furniture and Facilities	276,772	256,034
Machines and Equipment	528,193	491,535
Vehicles	12,390	11,015
Others	9,081	9,067
Accumulated Depreciation	(816,886)	(765,661)

Total	1,066,592	1,034,692

As of June 30, 2012 and June 30, 2011, the depreciation charge amounted to $ 53,818 and $ 44,017, respectively.

NOTE 12. MISCELLANEOUS ASSETS

As of period/fiscal year-end, the breakdown of “Miscellaneous Assets” was as follows:

	06.30.12	12.31.11
Work in Progress	40,487	21,791
Advances for Purchase of Assets	9,610	15,751
Works of Art	1,523	1,519
Assets under Lease	18,729	18,885
Assets Acquired through Foreclosures	10,138	10,530
Stationery and Office Supplies	16,801	16,305
Other Miscellaneous Assets	58,255	78,325

Total	155,543	163,106

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 13. INTANGIBLE ASSETS

As of period/fiscal year-end, the breakdown of “Intangible Assets” was as follows:

	06.30.12	12.31.11
Goodwill Net of Accumulated Amortization amounting to $ 13,746 and $ 12,776, respectively	9,857	10,827
Organization and Development Expenses net of Accumulated Amortization amounting to $ 1,377,939 and $ 1,295,220, respectively	881,253	711,944

Total	891,110	722,771

As of June 30, 2012 and June 30, 2011, the amortization charge amounted to $ 91,912 and $ 48,203, respectively.

NOTE 14. OTHER ASSETS

The account “Other Assets” includes assets related to the insurance activity. At period/fiscal year-end, the breakdown of this account was as follows:

	06.30.12	12.31.11
Premiums Receivable	118,810	89,474
Receivables from Reinsurers	339	2,372
Commissions Receivable	663	641
Others	1,118	1,520
Allowances	(3,912)	(2,487)

Total	117,018	91,520

NOTE 15. RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. shall maintain a monthly average liquidity level. Computable assets to meet minimum cash requirements are cash and the checking accounts opened at the Argentine Central Bank.

As of June 30, 2012, the balances recorded as computable items are as follows:

Item	$	US$
Special Escrow Accounts at the Argentine Central Bank	2,228,976	501,691

Total Computable Items to Meet Minimum Cash Requirements	2,228,976	501,691

From April 1, 2012, the Argentine Central Bank rendered ineffective the payment in Pesos and foreign currency through the computation of bills and coins in Banco de Galicia y Buenos Aires S.A. and in custody in other financial institutions, and cash in transit and in valuables transportation companies.

As of such date, the Argentine Central Bank provisionally allowed that the amount paid during March 2012 from such items necessary to achieve the break-even position for such month be deducted from the minimum cash requirement for positions held in Pesos.

For currencies other than Pesos, the computation of the items mentioned in the first paragraph is allowed from the loan capacity in foreign currency.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

BANCO DE GALICIA Y BUENOS AIRES S.A.

As of June 30, 2012, the ability to freely dispose of certain assets corresponding to the controlled companies was restricted as follows:

a)	Cash and Government Securities

- For repo transactions	$159,299
- For transactions carried out at RO.F.EX. and at M.A.E.	$132,197
- For debit / credit cards transactions	$166,298
- For attachments (*)	$76,032
- For other transactions	$2,886

(*)	Including the amount of $ 74,025 related to the case “Banco Europeo para América Latina S.A. c/ Banco de Galicia y Buenos Aires S.A. s/ proceso de conocimiento”, which is about the unconstitutionality of Decree No. 992/2002 regarding compliance with forward contracts subject to foreign law, which expired in February 2002. With respect to this case, as of June 30, 2012, Banco de Galicia y Buenos Aires S.A. records provisions that are deemed adequate based on the progress of the case.

b)	Special Escrow Accounts

Special escrow accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which, as of June 30, 2012 amounted to $ 577,191.

c)	Deposits in favor of the Argentine Central Bank

- Unavailable deposits related to foreign exchange transactions	$533
- Securities held in custody to act as register agent of book-entry mortgage securities	$2,087

d)	Equity Investments

The account “Equity Investments” includes shares, the transfer of which is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:

•	Electrigal S.A.: 1,222,406 non-transferable non-endorsable registered ordinary shares.

•	Aguas Cordobesas S.A.: 900,000 class E ordinary shares.

Banco de Galicia y Buenos Aires S.A., as a shareholder of Aguas Cordobesas S.A. and proportionally to its 10.833% interest, is jointly responsible before the Provincial State for the contractual obligations arising from the concession contract during the entire term thereof.

If any of the other shareholders fail to comply with the commitments arising from their joint responsibility, Banco de Galicia y Buenos Aires S.A. may be forced to assume any unfulfilled commitments, but only to the extent of such unfulfilled commitment.

e)	Guarantees Granted for Direct Obligations

As of June 30, 2012, Banco de Galicia y Buenos Aires S.A. has recorded $ 303,868 as collateral for credit lines granted by the IFC, and the related transactions have been allocated to the resources provided by the IFC.

As collateral for the funds requested, through the Argentine Central Bank, from the Subsecretaría de la Micro, Pequeña y Mediana Empresa y Desarrollo Provincial destined to the financing of the Global Credit Program for Micro-, Small- and Medium-sized Companies, Banco de Galicia y Buenos Aires S. A. used Argentine Central Bank Notes for a F.V. of 49,000, equal to $ 50,044. As of June 30, 2012, the balance of secured loans was $ 33,780.

Furthermore, as of June 30, 2012, Banco de Galicia y Buenos Aires S. A. used Argentine Central Bank Notes for a F.V. of 7,000, equal to $ 7,149, as collateral for the loans granted within the Credit Program to the Province of San Juan for the amount of $ 4,676.

In addition, Argentine Central Bank Notes were used for a F.V. of 4,000 equal to $ 4,085 as collateral for the loans granted within the Credit Program to the Province of Mendoza for the amount of $ 2,936.

As of December 31, 2011, the total amount of restricted assets corresponding to Banco de Galicia y Buenos Aires S.A. for the aforementioned items was $ 1,168,509.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

COMPAÑÍA FINANCIERA ARGENTINA S.A.

As a consequence of certain lawsuits and claims related to the ordinary course of business, as of June 30, 2012 and December 31, 2011, Compañía Financiera Argentina S.A. has had attachments levied on certain banking accounts in the amounts of $ 469 and $ 468, respectively, recorded under “Miscellaneous Receivables”. This amount has been fully included in a provision.

Furthermore, as of June 30, 2012, with the purpose of conducting transactions at M.A.E., Compañía Financiera Argentina S.A. recorded collateral in favor of the Argentine Central Bank in an amount of $ 66,372, corresponding to a F.V. of $ 53,000, equal to $ 49,746, and a F.V. of $ 16,800, equal to $ 16,626, for instruments issued by such entity, which have been recorded under “Other Receivables Resulting from Financial Brokerage”. Meanwhile, at the end of the previous fiscal year, collaterals in favor of the Argentine Central Bank totaled $ 33,544.

GALICIA VALORES S.A. SOCIEDAD DE BOLSA

As of June 30, 2012 and December 31, 2011, Galicia Valores S.A. holds three shares of Mercado de Valores de Buenos Aires S.A., which secure an insurance policy covering transactions in the amount of $ 6,450.

GALVAL AGENTE DE VALORES S.A.

On December 20, 2005, in compliance with the Regulations issued by the Securities and Exchange Commission of Uruguay, Galval Agente de Valores S.A. made a deposit of 2,000,000 indexed units with the Uruguayan Central Bank. This deposit has been pledged in favor of the Uruguayan Central Bank as collateral for compliance with regulations governing the activities carried out by securities agents. Galval Agente de Valores S.A. also made a deposit of 50,000 indexed units with the Uruguayan Central Bank in respect of outstanding payments owed.

On December 16, 2010, Galval Agente de Valores S.A. made a deposit with Credit Uruguay Banco as credit-card collateral for an amount of US$ 5.

TARJETA NARANJA S.A.

Attachments in connection with lawsuits have been levied on checking account deposits in the amount of $ 594. Furthermore, Tarjeta Naranja S.A. has paid $ 350 in guarantees regarding certain tax issues. These amounts shall not be available until such issues are resolved.

Furthermore, Tarjeta Naranja S.A. has guaranteed several loans from financial institutions, through funds registered into escrow accounts. Such collateral shall be effective up to the total payment of the above-mentioned loans, the non-amortized principal of which amounts to $ 113,300 as of June 30, 2012.

Moreover, pursuant to the agreements entered into with financial institutions and as collateral for the loans received and the issuance of notes, Tarjeta Naranja S.A. has agreed not to dispose of any assets or levy any encumbrance thereon in excess of 35% of Tarjeta Naranja S.A.’s assets and 15% of Tarjeta Naranja S.A.’s Shareholders’ Equity. The above-mentioned restrictions shall not be applied for transactions carried out during the ordinary course of business.

TARJETAS CUYANAS S.A.

As of December 31, 2011, the company’s ability to dispose of time deposits in the amount of $ 1,040 guaranteeing collection agreements was restricted.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTA 16. NOTES

A summary of the Global Programs for the Issuance of Notes outstanding, per company, is as follows:

GRUPO FINANCIERO GALICIA S.A.

Grupo Financiero Galicia S.A. has the following Global Program for the Issuance of Notes outstanding:

Authorized Amount (*)	Type of Notes	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
US$ 60,000	Simple notes, not convertible into shares	5 years	03.09.09	Resolution No. 16113 dated 04.29.09

(*)	Or its equivalent in any other currency.

The Shareholders’ Meeting held on April 14, 2010 approved an increase of US$ 40,000 in the amount of the Global Program for the Issuance of Notes. The maximum amount allowed under the Global Program is currently up to US$ 100,000, or its equivalent in any other currency.

On April 19, 2012, the Company’s Board of Directors decided to begin the proceedings to update the Prospectus Related to the Global Program for the Issuance of Simple Short-, Mid- and/or Long-term Notes for a maximum face value of up to US$ 60,000, or the equivalent thereof in other currencies.

It also resolved to issue Class III Notes, which will be issued under the program for a maximum face value of up to US$ 32,000, under the terms and conditions to be set forth in the Final Price Supplement. See Note 38.

The Company has the following Notes outstanding:

Date of		Class	F.V.			Maturity	Interest	Book value		Issuance Authorized by the
Placement	Currency	Number	(US$)	Type	Term	Date	Rate	06.30.12	12.31.11	C.N.V.
06.08.10	US$	II Series II	18,143	Simple	721 days	05.29.12	8%	—	78,718	05.07.10

06.08.10	US$	II Series III	26,857	Simple	1078 days	05.21.13	9%	122,541	116,508	05.07.10

BANCO DE GALICIA Y BUENOS AIRES S.A.

Banco de Galicia y Buenos Aires S.A. has the following Notes outstanding issued under the Global Program for the Issuance of Notes:

Authorized Amount (*)	Type of Notes	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.

US$ 2,000,000	Simple notes, not convertible into shares, subordinated or not, secured or unsecured.	5 years	09.30.03 confirmed on 04.27.06	Resolution No. 14708 dated 12.29.03
US$ 342,500	Simple notes, not convertible into shares, subordinated or not, to be adjusted or not, secured or unsecured.	5 years	04.28.05 confirmed on 04.26.07	Resolution No. 15228 dated 11.04.05 and extended through Resolution No. 16454 dated 11.11.10.

(*)	Or its equivalent in any other currency.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Banco de Galicia y Buenos Aires S.A. has the following Notes outstanding issued under the Global Program of US$ 2,000,000:

Date of		Residual F.V.				Book Value (*) (US$)		Issuance Authorized by
Issuance	Currency	(US$)	Type	Term	Rate	06.30.12	12.31.11	the C.N.V.
05.18.04	US$	218,211	Subordinated	(1)	(2)	1,065,869	988,076	12.29.03 and 04.27.04

(*)	It includes principal and interest net of expenses.

The net proceeds of the above-mentioned issue of Notes were used to refinance the foreign debt in accordance with Section 36 of the Law on Notes, the Argentine Central Bank regulations, and other applicable regulations.

(1)	These Notes shall be fully amortized upon maturity on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interest and additional amounts, if any, fully or partially at the issuer’s option at any time, after all Notes due 2014 have been fully repaid.
(2)	Interest on Notes due 2019 shall be payable in cash and in additional Notes due 2019, semi-annually in arrears on January 1 and July 1 of each year, commencing on July 1, 2004. Notes due 2019 shall accrue interest payable in cash at an annual fixed rate of 6% as from January 1, 2004 up to, but not including, January 1, 2014. Such interest rate will increase to 11% per annum as from January 1, 2014 up to, but not including, January 1, 2019, the maturity date of the Notes due 2019, unless they are previously redeemed.

Interest payable in kind (by means of Notes due 2019) shall accrue at an annual fixed rate of 5%, beginning on January 1, 2004, and shall be payable on January 1, 2014 and January 1, 2019, unless these Notes are previously redeemed.

As of the fiscal year ended December 31, 2011, Banco de Galicia y Buenos Aires S.A. made payments in advance on account of interest accrued in the amount of US$ 97,257, which included compound interest until June 30, 2011. Such payments are scheduled to be made on January 1, 2014.

Banco de Galicia y Buenos Aires S.A. has the following Notes outstanding issued under the Global Program of US$ 342,500:

Date of		Residual F.V.				Book Value (*) (US$)		Issuance Authorized by
Issuance	Currency	(US$)	Type	Term	Rate	06.30.12	12.31.11	the C.N.V.
05.04.11	US$	300,000	Simple	84 months	(1)	1,364,378	1,295,800	11.04.05 and 11.11.10

(*)	It includes principal and interest net of expenses.
(1)	Interest agreed at an annual 8.75% rate shall be paid semiannually on May 4 and November 4 of each year until the maturity date, starting on November 4, 2011.

The net proceeds from this issuance of notes was applied to investments in working capital, other loans and other uses envisaged by the provisions of the Law on Notes and the Argentine Central Bank regulations.

As of June 30, 2012, Banco de Galicia y Buenos S.A. recorded an amount of $ 20,892 in its portfolio of Notes due 2018, while it recorded an amount of $ 26,168 as of December 31, 2011.

Furthermore, as of June 30, 2012, Banco de Galicia y Buenos Aires S.A. holds past due Notes, the holders of which have not agree to the following restructuring offer:

Date of		Residual F.V.				Book Value (*) (US$)		Issuance Authorized by
Issuance	Currency	(US$)	Type	Term	Rate	06.30.12	12.31.11	the C.N.V.
11.08.93	US$	1,640	Simple	10 years	9%	14,369	13,515	10.08.93

(*)	It includes principal and interest net of expenses.

In accordance with the provisions of the Law on Notes and the Argentine Central Bank regulations, the net proceeds from this issuance of notes were applied to grant loans to domestic companies to finance investments in physical assets in Argentina, working capital or to restructure liabilities, personal loans and mortgage loans to finance housing construction, or to acquire interest in domestic companies’ capital stock and other uses envisaged by current regulations.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

COMPAÑÍA FINANCIERA ARGENTINA S.A.

Compañía Financiera Argentina S.A. has the following Global Program for the Issuance of Notes outstanding:

Authorized Amount	Type of Notes	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
US$ 250,000	Simple notes, not convertible into shares	08.03.16	11.25.10	Resolution No. 16505 dated 01.27.11

Compañía Financiera Argentina S.A. has the following Notes outstanding issued under the Global Program:

Date of Placement	Currency	Class Number	Amount $	Type (*)	Term	Maturity Date	Rate	Book Value (**)		Issuance Authorized by the
								06.30.12	12.31.11	C.N.V.
03.28.11	$	III Series II	44,000	Simple	21 months	12.28.12	Variable Badlar Rate + 4.08%	29,347	44,112	03.15.11
07.19.11	$	IV Series II	102,000	Simple	18 months	01.19.13	Variable Badlar Rate + 4%	105,234	106,782	06.29.11
12.20.11	$	V Series I	86,068	Simple	9 months	09.17.12	Variable Badlar Rate + 3.25%	86,490	86,593	12.13.11
12.20.11	$	V Series II	63,932	Simple	18 months	06.22.13	Variable Badlar Rate + 4.25%	64,182	64,177	12.13.11
05.15.12	$	VI Series I	81,444	Simple	270 days	02.11.13	Annual Fixed Rate at 15.50%	83,000	—	05.08.12
05.15.12	$	VI Series II	72,000	Simple	21 months	02.17.14	Variable Badlar Rate + 2.30%	73,244	—	05.08.12

(*)	Not convertible into shares.
(**)	It corresponds to principal amount and interest outstanding as of the indicated dates.

TARJETA NARANJA S.A.

Tarjeta Naranja S.A. has the following Global Program for the Issuance of Notes outstanding:

Authorized Amount	Type of Notes	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
US$ 650,000	Simple notes, not convertible into shares	5 years	03.08.12	Resolution No. 16822 dated 05.23.12

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Tarjeta Naranja S.A. has the following Notes outstanding issued under the Global Program:

Date of		Class			Type		Maturity		Book Value (**)		Issuance Authorized by the
Placement	Currency	Number	Amount		(*)	Term	Date	Rate	06.30.12	12.31.11	C.N.V.
01.28.11	US$	XIII	US$	200,000	Simple	72 months	01.28.17	Annual Nominal Fixed at 9%	908,000	864,000	01.14.11
06.14.11	$	XIV Series I		$20,000	Simple	270 days	03.10.12	Annual Nominal Fixed at 13.5%	—	20,000	06.06.11
06.14.11	$	XIV Series II		$79,852	Simple	21 months	03.14.13	Variable Badlar Rate + 3.40%	79,852	79,852	06.06.11
11.25.11	$	XV		$65,160	Simple	270 days	08.21.12	Variable Badlar Rate + 3.75%	65,160	65,160	11.17.11
12.19.11	US$ (1)	XVI Series I	US$	21,162	Simple	365 days	12.19.12	Annual Nominal Fixed at 7.5%	96,074	91,419	12.07.11
12.19.11	US$ (1)	XVI Series II	US$	13,947	Simple	731 days	12.19.13	Annual Nominal Fixed at 8.75%	63,320	60,252	12.07.11
04.24.12	$	XVII Series I		$34,610	Simple	365 days	04.24.13	Annual Nominal Fixed at 16.25%	34,610	—	04.13.12
04.24.12	$	XVII Series II		$165,390	Simple	548 days	10.24.13	Variable Badlar Rate + 2.10%	165,390	—	04.13.12

(*)	Not convertible into shares.
(**)	It corresponds to principal amount outstanding as of the indicated dates.
(1)	Tarjeta Naranja S.A. issued and placed Class XVI Notes for a total amount of US$ 35,109, which, as specified by the terms and conditions of the new securities, was converted into $ 150,347.

TARJETAS CUYANAS S.A.

Tarjetas Cuyanas S.A. has the following Global Program for the Issuance of Notes outstanding:

Authorized Amount	Type of Notes	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
US$80,000	Simple notes, not convertible into shares	5 years	03.22.07 confirmed on 04.09.07	Resolution No. 15627 dated 05.02.07
US$120,000	Simple notes, not convertible into shares	5 years	03.30.10 confirmed on 04.06.10	Resolution No. 16328 dated 05.18.10

Tarjetas Cuyanas S.A. has the following Notes outstanding issued under the Global Program:

Date of		Class			Type		Maturity		Book Value (**)		Issuance Authorized by the
Placement	Currency	Number	Amount		(*)	Term	Date	Rate	06.30.12	12.31.11	C.N.V.
06.14.07	US$	XVIII	US$	65,000	Simple	5 years	06.14.12	Annual Nominal Fixed at 12%	—	10,015	05.24.07 and 06.14.07
04.15.11	$	IV		$50,000	Simple	270 days	01.10.12	Variable Badlar Rate + +2.85%	—	51,750	04.06.11
07.29.11	$	V Series I		$12,931	Simple	270 days	04.24.12	Annual Nominal Fixed at 14%	—	13,066	07.21.11
07.29.11	$	V Series II		$77,305	Simple	550 days	01.29.13	Variable Badlar Rate + 4%	78,486	76,533	07.21.11
10.04.11	US$	VI Series I	US$	18,883	Simple	365 days	10.04.12	Annual Nominal Fixed at 7.5%	86,555	81,191	09.21.11
10.04.11	US$	VI Series II	US$	7,184	Simple	731 days	10.04.13	Annual Nominal Fixed at 8.5%	32,779	30,862	09.21.11
01.24.12	$	VIII Series I		$106,131	Simple	270 days	10.20.12	Variable Badlar Rate + 2.19%	106,138	—	01.16.12
01.24.12	$	VII Series II		$43,869	Simple	547 days	07.24.12	Variable Badlar Rate + 2.80%	42,679	—	07.24.12

(*)	Not convertible into shares.
(**)	It corresponds to principal amount and interest.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 17. OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE—OTHERS

As of the period ended June 30, 2012 and fiscal year ended December 31, 2011, the breakdown of “Other Liabilities Resulting from Financial Brokerage—Others” was as follows:

	06.30.12	12.31.11
Collections and Other Transactions on Account of Third Parties	697,347	1,032,983
Liabilities due to Financing of Purchases	4,178,809	4,173,746
Other Withholdings and Additional Withholdings	300,273	299,053
IDB Credit Line “Global Credit Program for Micro-, Small- and Medium-sized Companies”	33,680	40,123
Correspondent Transactions on Our Account	55,245	74,238
FONTAR Credit Line to Fund Capital Goods	22,996	26,642
Liabilities Subject to Minimum Cash Requirements	84,921	67,020
Miscellaneous Liabilities not Subject to Minimum Cash Requirements	349,287	366,514
Commissions Accrued Payable	33,666	23,320
Others	42,548	45,787

Total	5,798,772	6,149,426

NOTE 18. MISCELLANEOUS LIABILITIES—OTHERS

As of the period ended June 30, 2012 and fiscal year ended December 31, 2011, the breakdown of “Miscellaneous Liabilities—Others” was as follows:

	06.30.12	12.31.11
Sundry Creditors	397,957	308,011
Taxes Payable	641,928	574,143
Salaries and Social Security Contributions Payable	312,698	318,013
Others	108,596	102,727

Total	1,461,179	1,302,894

NOTE 19. PROVISIONS

As of the period ended June 30, 2012 and fiscal year ended December 31, 2011, the breakdown of “Provisions” was as follows:

	06.30.12	12.31.11
Severance Payments	5,255	15,060
Contingent Commitments	12	2,162
Other Contingencies	189,462	209,495
Negative Goodwill	297,370	346,931
Differences due to Dollarization of Judicial Deposits	2,110	1,996

Total	494,209	575,644

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 20. OTHER LIABILITIES

The account “Other Liabilities” includes liabilities related to insurance activity. As of the period ended June 30, 2012 and fiscal year ended December 31, 2011, the breakdown of this account was as follows:

	06.30.12	12.31.11
Debts with Insureds	46,091	33,255
Debts with Reinsurers	4,707	5,290
Debts with Co-insurers	644	30
Debts with Insurance Brokers	16,923	13,877
Statutory Reserves	120,003	112,836
Others	4,829	3,436

Total	193,197	168,724

NOTE 21. MEMORANDUM ACCOUNTS – CONTROL DEBIT ACCOUNTS—OTHERS

As of the period ended June 30, 2012 and fiscal year ended December 31, 2011, the breakdown of “Control Debit Accounts—Others” was as follows:

	06.30.12	12.31.11
Securities Held in Custody	13,224,745	11,764,572
Values for Collection	4,533,313	4,716,946
Security Agent Function	6,303,973	6,034,240
Others	711,038	635,942

Total	24,773,069	23,151,700

NOTE 22. TRUST AND SECURITY AGENT ACTIVITIES

a) Trust Contracts for Purposes of Guaranteeing Compliance with Obligations:

In order to guarantee compliance with contractual obligations, the parties to such agreements have agreed to deliver to Banco de Galicia y Buenos Aires S.A., as fiduciary property, the following amounts to be applied according to the following breakdown:

Date of Contract	Trustor	Balances of Trust Funds $	Maturity Date (1)
04.10.07	Sullair	2,248	01.31.13
02.12.08	Sinteplast	112	01.28.13
12.21.09	Las Blondas	160	04.30.14
09.24.10	Grupo Gestión	2,019	09.30.12
12.07.10	Fondo Fiduciario Aceitero	4,985	12.31.12
12.20.10	Tecsan II	14,688	12.28.13
07.26.11	Tecsan III	100,187	07.28.16
10.21.11	Coop. de Trab. Portuarios	1,000	10.21.13
03.21.12	Latinoamericana III	21,989	04.30.15
03.29.12	Benito Roggio II	100,000	03.30.15

	Total	247,388

(1)	These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

b) Financial Trust Contracts:

In order to administer and exercise the fiduciary ownership of such trust assets until the redemption of debt securities and participation certificates, the following trust contracts contain the amounts as follows:

Date of Contract	Trust	Balances of Trust Funds		Maturity Date
		$	US$
07.13.05	Rumbo Norte I	1,258	6	12.31.12	(3)
10.12.05	Hydro I	11,689	—	09.05.17	(2)
12.05.06	Faid 2011	1,415	—	09.30.12	(3)
12.06.06	Gas I	18,199	—	12.31.12	(3)
09.05.07	Saturno VII	127	—	09.30.12	(3)
05.06.08	Agro Nitralco II	8,432	—	12.31.12	(3)
05.14.09	Gas II	4,726,670	—	05.31.14	(3)
02.10.11	Cag S.A.	22,625	—	09.30.12	(3)
03.22.11	Atanor	87	—	09.30.12	(3)
04.25.11	Faid 2015	78,440	—	02.29.16	(3)
06.08.11	Mila III	29,937	—	10.31.16	(3)
07.04.11	Sursem II	68	—	07.31.12	(3)
09.01.11	Mila IV	32,465	—	06.30.17	(3)
09.14.11	Cag S.A. II	39,505	—	09.30.12	(3)
10.07.11	Sursem III	10,722	—	11.30.12	(3)
11.02.11	Fideicred Agro I	23,994	—	07.26.12	(3)

	Totals	5,005,633	6

(2)	These amounts shall be released monthly until redemption of debt securities.
(3)	Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

c) Banco de Galicia y Buenos Aires S.A.´s activities as Security Agent:

c.1) Under the terms and conditions for the issuance of Class I Notes for a F.V. of US$ 25,000 corresponding to INVAP S.E., Banco de Galicia y Buenos Aires S.A. entered into an agreement with INVAP S.E. whereby it undertakes the function of Security Agent.

Pursuant to the terms set forth in the above agreement, INVAP S.E. granted in rem rights with first pledge and privilege over payment rights and any other credit right owned by INVAP S.E. in favor of the Security Agent and in representation of the holders of the secured Notes in order to guarantee compliance thereof until redemption of such Notes.

Banco de Galicia y Buenos Aires S. A., in its capacity as Security Agent, is charged with the administration of pledged banking accounts and authorized investments, in addition to carrying out all functions specified under the terms and conditions of the agreement. Pledged balances as of June 30, 2012 amount to US$ 28,846 and $ 80, while as of December 31, 2011 such balances amounted to US$ 38,063 and $ 57, respectively.

c.2) On April 8, 2011, Banco de Galicia y Buenos Aires S.A. was appointed Security Agent of the National Treasury’s endorsement guarantees in favor of ENARSA (Energía Argentina S.A.) which were assigned in favor of Nación Fideicomisos S.A. in its capacity of Trustee of “ENARSA-BARRAGAN” and “ENARSA-BRIGADIER LOPEZ” financial trusts.

Such endorsement guarantees secure the payment of all obligations arising from the aforementioned trusts.

Banco de Galicia y Buenos Aires S.A., in its capacity as Security Agent, will manage the documents regarding the National Treasury’s endorsement guarantees and will be in charge of managing all legal and notarial proceedings with respect to the enforcement.

As of June 30, 2012 and December 31, 2011, the balances recorded from these transactions amount to US$ 1,364,097 and $ 408.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 23. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

The balances of assets and liabilities in foreign currency (mainly in U.S. Dollars) at period/fiscal year-end are detailed as follows.

Assets	06.30.12	12.31.11
Cash and Due from Banks	2,998,442	2,769,587
Government and Private Securities	10,810	57,335
Loans	3,417,475	4,290,584
Other Receivables Resulting from Financial Brokerage	662,103	553,188
Receivables from Financial Leases	35,741	35,787
Equity Investments	13,358	2,212
Miscellaneous Receivables	141,353	44,648
Unallocated Items	24	345
Other Assets	10	17

Total	7,279,316	7,753,703

Liabilities	06.30.12	12.31.11
Deposits	3,224,149	4,535,817
Other Liabilities Resulting from Financial Brokerage	5,518,681	5,668,794
Miscellaneous Liabilities	14,160	21,143
Subordinated Notes	1,053,058	984,364
Unallocated Items	2,765	286
Other Liabilities	117	115

Total	9,812,930	11,210,519

The management and mitigation of currency risk are described in Note 36.

NOTE 24. BREAKDOWN OF THE ITEMS RECORDED UNDER “OTHERS” IN THE INCOME STATEMENT

Financial Expenses	06.30.12	06.30.11
Turnover Tax	256,589	168,317
Premiums for Repo Transactions	13,851	12,656
Others	23,126	24,396

Total	293,566	205,369

Income from Services	06.30.12	06.30.11
Commissions from Cards	844,600	593,896
Commissions from Insurance	66,719	46,186
Others	250,193	199,100

Total	1,161,512	839,182

Expenses For Services	06.30.12	06.30.11
Turnover Tax	113,794	84,643
Related to Credit Cards	176,653	158,318
Others	59,488	33,008

Total	349,935	275,969

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Miscellaneous Income	06.30.12	06.30.11
Income from Sale of Bank Premises and Equipment	345	615
Income from Transactions with Miscellaneous Assets	1,890	1,149
Leases	898	624
Adjustments and Interest from Miscellaneous Receivables	25,261	24,962
Income from Lawsuits	5,411	4,368
Others	20,025	19,278

Total	53,830	50,996

Miscellaneous Losses	06.30.12	06.30.11
Adjustment to Interest on Miscellaneous Liabilities	294	541
Claims	3,370	2,346
Donations	5,261	4,139
Turnover Tax	4,016	2,591
Income from Financial Leases Taken on	627	310
Others	16,225	12,804

Total	29,793	22,731

NOTE 25. INCOME FROM INSURANCE ACTIVITIES

As of the period ended June 30, 2012, the breakdown of “Income from Insurance Activities” was as follows:

	06.30.12	06.30.11
Premiums and Surcharges Accrued	399,821	240,711
Claims Accrued	(54,339)	(30,472)
Surrenders	(2,560)	(2,850)
Life and Ordinary Annuities	(1,527)	(1,361)
Underwriting and Operating Expenses	(57,062)	(13,341)
Reinsurance Management Expenses	(9,448)	(6,241)
Other Income and Expenses	14,732	(12,043)

Total	289,617	174,403

NOTE 26. MINIMUM CAPITAL REQUIREMENTS

Grupo Financiero Galicia S.A. is not subject to the minimum capital requirements established by the Argentine Central Bank. Furthermore, Grupo Financiero Galicia S.A. meets the minimum capital requirements established by Argentine Corporations Law, which amounts to $ 12.

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. is required to maintain a minimum capital amount, which is calculated by weighting risks related to assets and balances of land, equipment, and miscellaneous intangible assets.

As required by Argentine Central Bank regulations, as of June 30, 2012 and December 31, 2011, minimum capital requirements were as follows:

Date	Capital Required	Computable Capital	Computable Capital as a % of the Capital Requirement
06.30.12	3,551,514	5,033,695	141.73
12.31.11	2,860,486	4,416,112	154.38

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 27. EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of June 30, 2012 and 2011:

	06.30.12	06.30.11
Income for the Period	620,809	476,571
Outstanding Ordinary Shares Weighted Average	1,241,407	1,241,407
Diluted Ordinary Shares Weighted Average	1,241,407	1,241,407
Earnings per Ordinary Share
Basic	0.500085	0.383896
Diluted	0.500085	0.383896

NOTE 28. RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at fiscal year-end, subject to adjustments and losses incurred in previous fiscal years, be allocated to legal reserve.

This requirement applies regardless of the ratio of the legal reserve fund to capital stock. In the event such reserve is reduced for any reason, no profits can be distributed until the required amount is reinstated.

The Argentine Central Bank set rules for the conditions under which financial institutions can distribute profits. Profits can be distributed as long as results of operations are positive after deducting for the required legal reserve amount and items from Unappropriated Retained Earnings: (1) the difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price, (2) the amounts capitalized for lawsuits related to deposits and (3) any unrecorded adjustments required by external auditors or the Argentine Central Bank.

Moreover, in order for a financial institution to distribute profits, such institution must comply with the capital adequacy rule, i.e. with the calculation of minimum capital requirements and the regulatory capital.

This calculation shall be done by deducting from its assets and Unappropriated Retained Earnings all items mentioned above, as well as the amount recorded in connection with the minimum presumed income tax and the amounts allocated to the repayment of long-term debt instruments subject to be computed as computable regulatory capital pursuant to Communiqué “A” 4576.

Moreover, in such calculation, a financial institution cannot compute temporary reductions that affect minimum capital requirements, computable regulatory capital or its capital adequacy.

In addition, the Argentine Central Bank requires that computable capital be in excess of the minimum capital requirements, equal to 75%, the latter including the requirement with regard to operational risk determined as from February 2012, which is computed at 100%.

Regulations in force until January 27, 2012, set such percentage at 30% and did not consider the requirement with regard to operational risk. Such additional capital requirement shall be 15% of the average of financial income and net income from services corresponding to the last 36 months before the calculation date, excluding some items that are considered extraordinary or not closely related to operational capacity. The Argentine Central Bank has set forth compliance with such requirements incrementally, with 100% required by December 2012.

Distribution of profits requires authorization from the Argentine Central Bank’s Superintendent of Financial and Foreign Exchange Institutions, for the purpose of verifying that the aforementioned requirements have been fulfilled.

Tarjeta Naranja S.A.’s Ordinary and Extraordinary Shareholders’ Meeting held on March 16, 2006 decided to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year. This restriction shall remain in force as long as the company’s Shareholders’ Equity is below $ 300,000.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Pursuant to the Price Supplement of Class XIII notes, as well as in accordance with certain financial loan contracts, Tarjeta Naranja S.A. has agreed not to distribute dividends that may exceed 50% of the company’s net income. This restriction also applies in the case there is any excess over certain indebtedness ratios.

NOTE 29. STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

Cash and due from banks and assets held with the purpose of complying with short-term commitments undertaken with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	06.30.12	12.31.11	06.30.11	12.31.10
Cash and Due from Banks	6,636,540	6,418,891	5,546,723	5,645,571
Instruments Issued by the Argentine Central Bank	2,458,965	1,727,708	1,889,091	1,023,935
Reverse Repo Transactions with the Argentine Central Bank	876,876	1,502,731	1,248,865	—
Interbank Loans—(Call Money Loans Granted)	99,000	126,000	124,000	32,500
Overnight Placements in Banks Abroad	229,359	65,981	345,281	215,282
Other Cash Placements	459,201	402,862	219,251	526,229

Cash and Cash Equivalents	10,759,941	10,244,173	9,373,211	7,443,517

NOTE 30. CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98, dated September 24, 1998, established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. As of January 2011, such amount has been established at $ 120.

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco de Galicia y Buenos Aires S.A. (either directly or indirectly), deposits of securities, acceptances or guarantees and those deposits set up after July 1, 1995 at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey conducted by it. Those deposits whose ownership has been acquired through endorsement and those placements made as a result of incentives other than interest rates are also excluded. This system has been implemented through the constitution of the Deposit Insurance Fund, which is managed by a company called Seguros de Depósitos S.A. (SE.DE.S.A.). SE.DE.S.A.’s shareholders are the Argentine Central Bank and the financial institutions, in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

As of January 1, 2005, the Argentine Central Bank set this contribution at 0.015% per month.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 31. NATIONAL SECURITIES COMMISSION

As of June 30, 2012, Banco de Galicia y Buenos Aires S.A.’ Shareholders’ Equity exceeds that required by C.N.V. Resolution No. 368/01, Chapter XIX, Items 4 and 5.

Furthermore, in compliance with Section 32 of Chapter XI of suchResolution, in its capacity as depository of the mutual funds “FIMA ACCIONES”, “FIMA P.B. ACCIONES,” “FIMA RENTA EN PESOS,” “FIMA RENTA EN DOLARES,” “FIMA AHORRO PESOS,” “FIMA RENTA PLUS,” “FIMA RENTA CORTO PLAZO,” “FIMA MONEY MARKET EN PESOS (Liquidated),” “FIMA NUEVO RENTA EN DOLARES,” “FIMA GLOBAL ASSETS,” “FIMA RENTA LATINOAMERICANA,” “FIMA PREMIUM”, “FIMA AHORRO PLUS” and “FIMA OBLIGACIONES NEGOCIABLES,” as of June 30, 2012, Banco de Galicia y Buenos Aires S.A. holds a total of 1,516,851,567 units for a market value of $ 2,690,470, which is included in the “Depositors of Securities Held in Custody” account. As of December 31, 2011, the securities held in custody totaled 1,145,625,736 units and their market value amounted to $ 1,961,545.

NOTE 32. SECURED LIABILITIES FROM FORMER BANCO ALMAFUERTE COOP. LTDO.

As a result of the dissolution of Banco Almafuerte Coop. Ltdo., the Company has undertaken certain secured liabilities corresponding to five branches, receiving a Class “A” Participation Certificate in Nues Trust, and it has participated in the creation of a special fund. Both transactions were carried out pursuant to Resolution No. 659, dated November 27, 1998, adopted by the Argentine Central Bank’s Board of Directors within the framework of Section 35, Subsections a) and b), Item II of the Financial Institutions Law.

On June 30, 2006, a new agreement was entered into between the holders of Class “A” Participation Certificates in the Nues Trust and the contributors to the special fund, aimed at achieving the full settlement of the unpaid balances of Class “A” Participation Certificates and the later dissolution of the special fund.

As of July 6, 2010, the unpaid balance of Class “A” Participation Certificates has been fully settled and the balance of the special fund has been partially settled. Only a remaining balance equivalent to the original contribution to such special fund is pending settlement.

As of June 30, 2012, the balance of the special fund amounts to $ 173,544. As of December 31, 2011, such balance amounted to $ 174,091.

NOTE 33. SETTING UP OF FINANCIAL TRUSTS

a) Financial trusts with Banco de Galicia y Buenos Aires S.A. as trustor:

Name	Creation Date	Estimated Maturity Date	Trustee	Trust Assets	Portfolio Transferred		Book value of securities held in own portfolio
							06.30.12	12.31.11
Galtrust I	10.13.00	02.04.18	First Trust of New York N.A.	Secured Bonds in Pesos at 2% due 2018 (1)	US$	490,224 (*)	606,490	538,768
Galicia	04.16.02	05.06.32	Bapro Mandatos y Negocios S.A.	National Government Bonds in Pesos at 2% due 2014 (2)		$108,000	126,015	121,520

(*)	The remaining US$ 9,776 was transferred in cash.
(1)	In exchange for loans to the Provincial Governments.
(2)	In exchange for secured loans.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

b) Financial trusts in own portfolio:

	06.30.12	12.31.11
Received as Loan Repayment	112,556	112,924
Acquired as Investment	240,638	315,641

NOTE 34. SEGMENT REPORTING

The Company measures the performance of each of its business segments mainly in terms of “Net Income”. The defined segments are comprised of one or more operating segments with similar economic characteristics, distribution channels and regulatory environments.

A description of each business segment’s composition is as follows:

Banks: This segment represents the banking business results of operations and includes the results of operations of the subsidiaries of Banco de Galicia y Buenos Aires S.A., Banco Galicia Uruguay S.A. (in liquidation) and Galicia (Cayman) Limited.

Regional Credit Cards: This segment represents the results of operations of the regional credit card business and includes the results of operations of Tarjetas del Mar S.A. and Tarjetas Regionales S.A. consolidated with its subsidiaries, as follows: Cobranzas Regionales S.A., Procesadora Regional S.A., Tarjeta Mira S.A., Tarjeta Naranja S.A., Tarjeta Naranja Dominicana S.A. and Tarjetas Cuyanas S.A.

Personal Loans – CFA: This segment includes the results of operations of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.

Insurance: This segment represents the results of operations of the insurance companies’ business and includes the results of operations of Sudamericana Holding S.A. consolidated with its subsidiaries, as follows: Galicia Retiro Cía. de Seguros S.A., Galicia Seguros S.A. and Sudamericana Asesores de Seguros S.A.

Other Businesses: This segment represents the results of the operations of Galval Agente de Valores S.A., Galicia Warrants S.A., Net Investment S.A. and GV Mandataria de Valores S.A.

Adjustments: This segment includes results of operations other than those related to the preceding segments and consolidation adjustments, eliminations corresponding to transactions conducted between consolidated companies and minority interests.

	Banks	Regional Credit Cards	Personal Loans - CFA	Insurance	Other Businesses	Adjustments	06.30.12
Net Financial Income	1,508,811	586,996	388,852	22,178	293	(2,263)	2,504,867
Net Income from Services	684,312	932,008	37,379	—	8,612	(191,689)	1,470,622

Net Operating Income	2,193,123	1,519,004	426,231	22,178	8,905	(193,952)	3,975,489

Provision for Loan Losses	248,455	278,599	77,290	—	—	—	604,344
Administrative Expenses	1,515,696	878,507	237,372	57,492	8,770	(1,412)	2,696,425

Operating Income	428,972	361,898	111,569	(35,314)	135	(192,540)	674,720

Income from Insurance Companies’ Activities	—	—	—	112,196	—	177,421	289,617
Income from Equity Investments	331,844	(4,764)	(7)	—	(22)	(279,374)	47,677
Minority Interest Loss	—	(9,748)	—	—	—	(87,299)	(97,047)
Miscellaneous Income, Net	(16,418)	72,941	34,544	(374)	1,338	(4,312)	87,719

Net Income before Income Tax	744,398	420,327	146,106	76,508	1,451	(386,104)	1,002,686

Income Tax	145,000	196,370	54,964	27,072	943	(42,472)	381,877

Net Income for the Period	599,398	223,957	91,142	49,436	508	(343,632)	620,809

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

	Banks	Regional Credit Cards	Personal Loans - CFA	Insurance	Other Businesses	Adjustments	06.30.11
Net Financial Income	1,005,658	303,924	312,740	16,364	441	(14,271)	1,624,856
Net Income from Services	499,744	720,125	20,027	—	7,106	(112,612)	1,134,390

Net Operating Income	1,505,402	1,024,049	332,767	16,364	7,547	(126,883)	2,759,246

Provision for Loan Losses	209,174	126,459	30,714	—	—	—	366,347
Administrative Expenses	1,099,499	605,588	170,882	34,435	9,264	(1,659)	1,918,009

Operating Income	196,729	292,002	131,171	(18,071)	(1,717)	(125,224)	474,890

Income from Insurance Companies’ Activities	—	—	—	70,078	—	104,325	174,403
Income from Equity Investments	314,399	7,491	—	—	6	(273,188)	48,708
Minority Interest Loss	—	(49,388)	—	—	—	(29,564)	(78,952)
Miscellaneous Income, Net	16,843	50,001	33,840	20	2,350	1,449	104,503

Net Income before Income Tax	527,971	300,106	165,011	52,027	639	(322,202)	723,552

Income Tax	45,000	137,745	59,494	18,338	860	(14,456)	246,981

Net Income for the Period	482,971	162,361	105,517	33,689	(221)	(307,746)	476,571

The accounting measurement of assets and liabilities allocated to the above-mentioned segments is the following:

	06.30.12	12.31.11
Government and Private Securities	5,210,711	5,230,863
Loans	34,183,981	30,904,527
Other Receivables Resulting from Financial Brokerage	5,137,293	5,013,791
Receivables from Financial Leases	625,632	593,104
Other Assets	117,018	91,520

Total Assets	45,274,635	41,833,805

	06.30.12	12.31.11
Deposits	33,236,833	30,135,137
Other Liabilities Resulting from Financial Brokerage	13,945,357	13,927,139
Subordinated Notes	1,053,058	984,364
Other Liabilities	193,197	168,724

Total Liabilities	48,428,445	45,215,364

NOTE 35. CONTINGENCIES

TAX ISSUES

Banco de Galicia y Buenos Aires S.A.

As of the date of these financial statements, provincial tax collection authorities, as well as tax collection authorities from Buenos Aires, are in the process of conducting audits and assessments mainly regarding the Compensatory Bond granted by the National Government to compensate financial institutions for the losses generated by the asymmetric pesification of loans and deposits.

With respect to the assessment of tax collection authorities from Buenos Aires, within the framework of the legal actions brought by Banco de Galicia y Buenos Aires S.A. with the purpose of challenging the assessment of the tax collection authorities, a preliminary injunction was granted by the Argentine Federal Court of Appeals in Administrative Matters for the amount corresponding to the Compensatory Bond, which was ratified by the Supreme Court of Justice. Therefore, the Court ordered the A.G.I.P. to refrain from commencing tax enforcement proceedings.

With respect to Buenos Aires’ claims on the accounting of other items, Banco de Galicia y Buenos Aires S.A. adhered to the System for the Settlement of Tax Liabilities in Arrears (Law No. 3461 and related regulations), which envisaged the total relief of interest and fines. Banco de Galicia y Buenos Aires S.A.’s adherence to such system was communicated within the framework of the respective cases before the corresponding judicial authorities.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Furthermore, regarding the claims made by the different jurisdictions, Banco de Galicia y Buenos Aires S.A. has been expressing its disagreement regarding these adjustments at the corresponding administrative and/or legal proceedings. These proceedings and their possible effects are constantly being monitored by Company management. Even though Banco de Galicia y Buenos Aires S.A. considers it has fully complied with its tax liabilities pursuant to current regulations, the provisions deemed adequate pursuant to the evolution of each proceeding have been established.

Tarjetas Regionales S.A.

As of the date of these consolidated financial statements, the Argentine Revenue Service (A.F.I.P.), the Revenue Board of the Province of Córdoba and the Municipalities of the provinces of Mendoza and San Luis are in the process of conducting audits and assessments. These agencies have served notices and filed claims regarding taxes applicable to Tarjetas Regionales S.A.’s subsidiaries. Therefore, the companies are taking the corresponding administrative and legal steps in order to resolve such issues. The original amount claimed for taxes amount to approximately $ 10,959.

Based on the opinions of their tax advisors, the subsidiaries believe that the aforementioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with tax regulations in force and existing case law.

However, since the final outcome of these measures remains uncertain, provisions have been set up to cover such contingencies.

Compañía Financiera Argentina S.A.

As regards Compañía Financiera Argentina S.A., the Argentine Revenue Service (A.F.I.P.) conducted audits on fiscal years 1998 and 1999, not accepting certain uncollectible loans to be recorded as uncollectible receivables deductible from income tax and minimum presumed income tax. The original amount claimed for taxes by the tax collection authority amounts to $ 2,094.

Since the final resolution of this controversy remains uncertain, provisions have been set up to cover such contingencies.

CONSUMER PROTECTION ASSOCIATIONS

Consumer Protection Associations, on behalf of consumers, have filed claims against Banco de Galicia y Buenos Aires S.A. regarding the collection of certain financial charges.

Banco de Galicia y Buenos Aires S.A. considers that the resolution of these controversies will not have a significant impact on its financial condition.

NOTE 36. RISK MANAGEMENT POLICIES

The tasks related to risk information and internal control of each of the controlled companies are defined and carried out rigorously. This is particularly strict in the main controlled company, Banco Galicia y Buenos Aires S.A. Apart from complying with applicable local regulations, the Company, registered as a foreign private issuer in the United States, complies with the certification of its internal controls pursuant to Section 404 of the Sarbanes-Oxley Act. Corporate risk management is monitored by the Audit Committee, which also gathers and analyzes information submitted by the main controlled companies.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The specific function of the comprehensive management of Banco de Galicia y Buenos Aires S.A.’s risks (credit, financial and operational) has been allocated to the Risk Management Division, guaranteeing its independence from the rest of the business areas since it directly reports to Banco de Galicia y Buenos Aires S.A.’s General Division and, simultaneously, is involved in the decisions made by each area.

The risk managed by the Anti-Money Laundering Unit (control and prevention of asset laundering, funding of terrorist activities and other illegal activities) is added to the risks allocated to the Risk Management Division. The aim of both divisions is to guarantee that the Board of Directors is fully aware of the risks Banco de Galicia y Buenos Aires S.A. is exposed to, and designing and proposing the policies and procedures necessary to mitigate and control such risks.

FINANCIAL RISKS

Short- and medium-term financial risks are managed within the framework of policies approved by Banco de Galicia y Buenos Aires S.A.’s Board of Directors, which establishes limits to the different risk exposures.

LIQUIDITY

Daily liquidity is managed according to the strategy set, which seeks to keep liquid resources adequate for the business needs, harmonizing the balance between yield and risk and reaching a liquidity level sufficient to mitigate the adverse effects caused by irregular variations in loans and deposits, in addition to coping with “stress” situations.

The current liquidity policy in force provides for the setting of limits and monitoring in terms of a) liquidity regarding stock, or a level of “Management Liquidity” was established as the excess over legal minimum cash requirements, taking into consideration the characteristics and behavior of Banco de Galicia y Buenos Aires S.A.’s different liabilities, and the liquid assets that make up such liquidity were determined as well; and b) cash flow liquidity, or gaps between the contractual maturities of consolidated financial assets and liabilities are analyzed and monitored. There is a cap for the gap between maturities, determined based on the gap accumulated against total liabilities permanently complied with during the first year.

Furthermore, the policy sets forth a contingency plan by currency type, which determines the steps to be taken and the assets from which liquid resources additional to those set forth in the aforementioned policy can be obtained.

With a view towards mitigating the liquidity risk that arises from deposit concentration per customer, Banco de Galicia y Buenos Aires S.A. has a policy that regulates the concentration of deposits among main customers.

CURRENCY RISK

For the purposes of management and mitigation of the “Currency Risk”, two other currencies have been defined apart from the Argentine Peso: assets and liabilities adjusted by C.E.R. and foreign currency. Banco de Galicia y Buenos Aires S.A.’s current policy establishes limits in terms of maximum “net asset positions” (assets denominated in a currency which are higher than the liabilities denominated in such currency) and “net liability positions” (assets denominated in a currency which are lower than the liabilities denominated in such currency) for mismatches in “Pesos adjusted by C.E.R.” and in foreign currency, as a proportion of Banco de Galicia y Buenos Aires S.A.’s R.P.C., on a consolidated basis.

An adequate balance between assets and liabilities denominated in foreign currency characterizes the management strategy for this risk factor, seeking to achieve a full coverage of long-term asset-liability mismatches and allowing a short-term mismatch management margin that contributes to the possibility of improving certain market situations. Short- and long-term goals are attained by appropriately managing assets and liabilities and by using the financial products available in our market, particularly “dollar futures” both in institutionalized markets (M.A.E. and RO.F.EX.) and in forward transactions performed with customers.

Transactions in foreign currency futures (Dollar futures) are subject to limits that take into consideration the particular characteristics of each trading environment.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

INTEREST RATE RISK

Banco de Galicia y Buenos Aires S.A.’s exposure to the “interest rate risk”, as a result of interest rate fluctuations and the different sensitivity of assets and liabilities, is managed according to the strategy approved. Such strategy considers a short-term horizon, seeking to keep the net financial margin within the levels set by the policy and also considers a long-term horizon, the purpose of which is to mitigate the negative impact on the economic value of Banco de Galicia y Buenos Aires S.A.’s shareholders’ equity in light of interest rate change.

From a comprehensive viewpoint of risk exposures and contributing to including a “risk premium” in the pricing process, the aim is to systematically estimate the “economic capital” used up by the structural risk pursuant to the financial statements (interest rate risk) and the contribution of the “price risk”, in its different expressions, to using the capital.

MARKET RISK

Trading of and/or investment in government securities, currencies, derivatives and debt instruments issued by the Argentine Central Bank, which are listed on the capital markets and the value of which varies pursuant to the variation of the market prices thereof, are included within the Policy that limits the maximum authorized losses for a fiscal year.

The “price risk” managed daily according to the strategy approved, the purpose of which is to keep Banco de Galicia y Buenos Aires S.A. present in the various derivatives, variable- and fixed-income markets while obtaining the maximum return as possible on trading, without exposure to excessive risk levels. Finally, the policy designed contributes to providing transparency and facilitates the perception of the risk levels to which it is exposed.

In order to measure and monitor risks derived from variations in the price of financial instruments that form the trading securities portfolio, a model known as “Value at Risk” (“VaR”) is used. This model determines intra-daily, for Banco de Galicia y Buenos Aires S.A. individually, the possible loss that could be generated by the positions in securities, derivatives and currencies under certain parameters. Furthermore, in order to measure and monitor the risk related to trading of debt instruments issued by the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. also applies the method that estimates the change of value of a portfolio, for variations of one interest rate basis point.

CROSS-BORDER RISK

Banco de Galicia y Buenos Aires S.A.’s foreign trade transactions and management of “treasury” resources imply assuming cross-border risk positions. These exposures related to cross-border assets are in line with Banco de Galicia y Buenos Aires S.A.’s business and financial strategy, the purpose of which is to provide customers with an efficient commercial assistance and to improve the management of available liquid resources within an appropriate risk and yield environment.

TRANSFER RISK

The possibility of diversifying funding sources, as contemplated by the liquidity strategy, by obtaining resources in foreign capital markets, involves the possible exposure to potential regulatory changes that hinder or increase the cost of the transfer of foreign currency abroad to meet liability commitments. The policy that manages the risk of transferring foreign currency abroad thus contributes to the liquidity strategy and pursues the goal of reaching an adequate balance between liabilities payable to local counterparties and those payable to foreign counterparties in a return-risk proportion adequate for Banco de Galicia y Buenos Aires S.A.’s business and growth.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

CREDIT RISK

Banco de Galicia y Buenos Aires S.A.’s credit granting and analysis system is applied in a centralized manner and is based on the concept of “opposition of interests”, which takes place when risk management, credit and commercial duties are segregated, with respect to both retail and wholesale businesses. This allows for an ongoing and efficient monitoring of the quality of assets, a proactive management of problem loans, aggressive write-offs of uncollectible loans and a conservative policy on allowances for loan losses.

This system includes the follow-up of the models for measuring the portfolio risk at the operation and customer levels, thus making it easier to detect problem loans and the related losses. This allows early detecting situations that can entail some degree of portfolio deterioration, and appropriately safeguarding Banco de Galicia y Buenos Aires S.A.’s assets.

Banco de Galicia y Buenos Aires S.A.’s Credit Risk Management and Insurance Division approves credit risk policies and procedures, verifies compliance therewith and assesses credit risk on an ongoing basis.

It should be noted that the credit granting policy for retail banking focuses on automatic granting processes. These are based on behavior analysis models. Banco de Galicia y Buenos Aires S.A. is strongly geared towards obtaining portfolios with direct payroll deposit, which statistically have a better compliance behavior when compared to other types of portfolios.

As for the wholesale banking, credit granting is based on analyses conducted on credit, cash flow, balance sheet and capacity of the applicant and are supported by statistical rating models.

During fiscal year 2010, the review-by-sector policy was implemented, which determines the levels of review for the economic activities belonging to the private-sector portfolio according to the concentration they show with regard to Banco de Galicia y Buenos Aires S.A.’s total credit and/or regulatory capital.

The Credit Risk Management Division also constantly monitors its portfolio through different indicators (asset quality of the loan portfolio, provision for the non-accrual portfolio, non-performance, roll rates, etc.), as well as the classification and concentration thereof (through maximum ratios between the exposure to each customer, its own computable capital or regulatory capital, and that of each customer). The loan portfolio, classification as well as its concentration control, are carried out following the Argentine Central Bank regulations.

OPERATIONAL RISK

On July 30, 2008, Banco de Galicia y Buenos Aires S.A.’s Board of Directors approved the policy regarding operational risk management, pursuant to the guidelines established by Banco de Galicia y Buenos Aires S.A. in such respect, and within the framework of the provisions determined by the Argentine Central Bank in Communiqué “A” 4793 and supplementary regulations.

Banco de Galicia y Buenos Aires S.A. started to implement an operational risk management system in a progressive manner and through a schedule determined in such Communiqué.

Furthermore, Banco de Galicia y Buenos Aires S.A. incorporated an operational risk events database that complies with the reporting requirements set forth in Communiqué “A” 4904 of the Argentine Central Bank.

Banco de Galicia y Buenos Aires S.A. adopts the definition of operational risk determined by the Argentine Central Bank and the best international practices. Operational risk is the risk of losses due to the lack of conformity or due to failure of internal processes, the acts of people or systems, or else because of external events. This definition includes legal risk, but does not include strategic and reputation risks.

Banco de Galicia y Buenos Aires S.A.’s Board of Directors, the Risk Management Committee, the Risk Management Division, the Operational Risk Management Unit, the Legal Operational Risk Committee, the Operating Risk Committee and the Wholesale and Retail Banking and Support divisions have their roles and responsibilities as regards this risk clearly defined.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Banco de Galicia y Buenos Aires S.A.’s Risk Management Division, a functional area that reports to the General Manager, is responsible for the comprehensive management of financial, credit and operational risk. Banco de Galicia y Buenos Aires S.A. has a specific and independent unit for the management of each particular risk.

Banco de Galicia y Buenos Aires S.A. manages operational risk inherent to its products, activities, processes and material systems, technology and information security processes, as well as risks derived from subcontracted activities and from services rendered by providers. Furthermore, before launching or introducing new products, activities, processes or systems, their inherent operational risk is properly assessed.

Banco de Galicia y Buenos Aires S.A.’s purpose is to consider a methodological approach regarding operational risk management, with an emphasis on encouraging continuous improvements in the assessment practices, which will allow the following: identification, assessment, monitoring, control and mitigation of the different risks inherent to the business and banking operations.

The minimum capital requirement for the operational risk is determined according to Communiqué “A” 5272 of the Argentine Central Bank and supplementary regulations.

ASSET LAUNDERING, FUNDING OF TERRORIST ACTIVITIES AND OTHER ILLEGAL ACTIVITIES RISK

Regarding the control and prevention of money laundering, Banco de Galicia y Buenos Aires S.A. complies with the Argentine Central Bank regulations and Law No. 25246, as amended.

Such laws amend the Criminal Code by including asset laundering in the types of crime and create the Financial Information Unit (Unidad de Información Financiera), under the jurisdiction of the Argentine Ministry of Justice. The Financial Information Unit is the regulatory agency in charge of analyzing, addressing and reporting the regulations governing this risk to the persons bound by law.

Banco de Galicia y Buenos Aires S.A. has control policies, procedures and structures that are applied using a “risk-based approach”. Such policies and procedures allow monitoring transactions, pursuant to the risk profile of customers in order to detect transactions that could be considered unusual and to report them before the Financial Information Unit as applicable. The Anti-Money Laundering Unit (Unidad Antilavado) is in charge of managing this activity, through the implementation of control and prevention procedures as well as the communication thereof to the rest of the organization by drafting the related handbooks and training all employees. In addition, the management of this risk is regularly reviewed by Internal Audit.

Banco de Galicia y Buenos Aires S.A. has appointed a director to be in charge of this risk and has created a committee responsible for planning and coordinating the policies determined by the Board of Directors, as well as enforcing compliance therewith. It should be noted that the basic principles on which the regulations regarding prevention and control of this risk are based are in line with the applicable best international practices.

NOTE 37. CORPORATE GOVERNANCE TRANSPARENCY POLICY

GRUPO FINANCIERO GALICIA S.A.

The Company’s Board of Directors is its highest management body. It is made up of nine directors and four alternate directors, each who must have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and to act with the loyalty and diligence.

As set out in the by-laws, the term of office for both directors and alternate directors is three years. Directors are partially changed every year and may be reelected indefinitely.

The Company complies with the applicable standards regarding total number of directors, as well as number of independent directors. Furthermore, its by-laws provide for the flexibility necessary to adapt the number of directors as necessary.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The Board of Directors complies, in every relevant aspect, with the recommendations included in the Code on Corporate Governance as a schedule to Resolution No. 516/07 issued by the C.N.V.

It also monitors the application of the corporate governance policies provided for by the regulations in force through the Audit Committee and the Committee for Information Integrity. Periodically, the Committees provide the Board of Directors with information, and the Board is apprised of the decisions of each Committee. Meeting minutes are transcribed thereafter.

The Audit Committee is composed of three directors, two of whom are independent directors. The Committee for Information Integrity’s mission is to comply with the provisions of the Sarbanes-Oxley Act.

Basic Holding Structure

The Company is the holding company of a group whose main asset is the controlling equity interest in Banco de Galicia y Buenos Aires S.A. (which currently represents 94.929658% of Banco de Galicia y Buenos Aires S.A.’s capital stock). The latter, as a bank institution, is subject to certain regulatory restrictions imposed by the Argentine Central Bank. In particular, Banco de Galicia y Buenos Aires S.A. can only hold a 12.5% interest in the capital stock of companies that do not carry out activities considered supplementary by the Argentine Central Bank. Therefore, the Company holds, either directly or indirectly, the remaining interests in several companies. In addition, the Company indirectly holds a number of equity investments in supplementary companies that belong to Banco de Galicia y Buenos Aires S.A. as the controlling company.

It is worth noting that the Company’s sole purpose is to conduct financial and investment activities as per Section 31 of the Argentine Corporations Law. The nature of its business accounts for its limited personnel structure, as well as the fact that many of the business organization requirements cannot be applied to this company.

It should be noted that the Company is technically under the control of other pure holding company, EBA Holding S.A., because the latter holds the majority of votes at the Shareholders’ Meetings, although it does not have any managerial functions over the Company and no group relationship with EBA Holding S.A. No director of EBA Holding S.A. is a director of the Company.

Compensation Systems

Directors’ compensation is defined by the General Shareholders’ Meeting and is fixed within the limits established by law and the corporate by-laws.

The Audit Committee expresses its opinion on whether compensation proposals for directors are reasonable, taking into consideration market standards.

Business Conduct Policy

Since inception, the Company has consistently shown respect for the rights of its shareholders, reliability and accuracy in the information provided, transparency as to its policies and decisions, and caution with regard to the disclosure of strategic business issues.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

BANCO DE GALICIA Y BUENOS AIRES S.A.

Banco de Galicia y Buenos Aires S.A.’s Board of Directors is its highest management body. It is made up of seven directors and five alternate directors, each of which must have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and to act with the loyalty and diligence of a good businessman.

Banco de Galicia y Buenos Aires S.A. complies with the appropriate standards regarding total number of directors, as well as number of independent directors. Furthermore, its by-laws provide for the flexibility necessary to adapt the number of directors to the possible changes in the conditions in which it carries out its activities, from three to nine directors.

The General Shareholders’ Meeting has the power to establish the number of directors, both independent and non-independent ones, and appoint them. Out of the seven directors, two are independent. In addition, three of the alternate directors are independent. The independence concept is defined in General Resolution No. 400/2002 of the C.N.V., as supplemented by Decree No. 677/2001 and the Argentine Central Bank regulations.

The provisions set forth in Sections 271 through 273 of Corporations Law and Section 8 of Decree No. 677/01 are applicable to the prevention of conflicts of interest.

As set out in the by-laws, the term of office for both directors and alternate directors is three years; two thirds of them (or a fraction of at least three) are changed every year and may be reelected indefinitely.

The Board of Directors’ meeting is held at least once a week and when required by any director. The Board of Directors is responsible for Banco de Galicia y Buenos Aires S.A.’s general management and makes all the necessary decisions. The Board of Directors’ members also take part in the commissions and committees created. Therefore, they are continuously informed regarding the course of business and become aware of the decisions made by such bodies, which are also transcribed into minutes.

In addition, the Board of Directors receives a monthly report prepared by the General Manager, the purpose of which is to report the material issues and events addressed at the different meetings held between the General Manager and Senior Management. In connection with directors’ training and development, Banco de Galicia y Buenos Aires S.A. has a program, which is reviewed every six months, whereby directors regularly attend courses and seminars on a variety of topics.

Banco de Galicia y Buenos Aires S.A.’s executives, including directors, have increased their knowledge and skills through such programs, and that the Board of Directors’ performance is the most effective, which corresponds with the current dynamics of this body.

The following commissions and committees have been created to achieve effective control over all activities performed by Banco de Galicia y Buenos Aires S.A.:

• Risk Management Committee:

This committee is in charge of approving risk management strategies, policies, processes and procedures, with the related contingency plans, establishing the specific limits for each risk exposure and approving, when appropriate, the temporary limit excesses and becoming aware of each risk position and compliance with policies.

• Credit Committee:

This committee’s function is to monitor loans greater than $ 50,000 and all the loans to be granted to financial institutions (local or foreign) and related customers.

• Asset and Liability Management Committee:

This committee is in charge of analyzing the evolution of Banco de Galicia y Buenos Aires S.A.’s business from a financial point of view regarding fund-raising and its placement in different assets, and is responsible for the follow-up and control of liquidity, interest-rate and currency mismatches. It is also in charge of analyzing and recommending business areas, measures related to the management of interest-rate and currency mismatches, and maturity gaps in order to maximize financial and foreign exchange income within acceptable parameters of risk and use of capital, and proposing changes to such parameters, if deemed necessary, to the Board of Directors.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

• Information Technology Committee:

This committee is in charge of supervising and approving new systems’ development plans and budgets, as well as supervising these systems’ budget controls. It is also responsible for approving the general design of the system’s structure, of the main processes and systems implemented, and for supervising the quality of Banco de Galicia y Buenos Aires S.A.’s systems.

• Audit Committee (Argentine Central Bank):

The Audit Committee is responsible for helping, within the framework of its specific functions, the Board of Directors with: (1) internal controls, individual and corporate risk management and compliance with the standards established by Banco de Galicia y Buenos Aires S.A., the Argentine Central Bank and effective laws; (2) the process of issuance of the financial statements; (3) the external auditor’s suitability and independence; (4) the Internal and External Audit’s performance; (5) the solution to the observations made by the Internal and External Audits, the Argentine Central Bank and other regulatory agencies and (6) evaluation and approval of the follow-up of the implementation of recommendations. It is also responsible for coordinating the Internal and External Audit functions that interact in the financial institution.

• Audit Committee (Decree No. 677/01):

Decree No. 677/01 sets forth that public companies shall create an Audit Committee. Such Committee’s mission is to provide the Board of Directors with assistance in overseeing the financial statements, as well as in the task of controlling Banco de Galicia y Buenos Aires S.A. and its controlled companies and companies it owns a stake in.

• Committee for the Control and Prevention of Money Laundering and Funding of Terrorist Activities:

This committee’s mission is to plan, coordinate and ensure compliance with the policies on anti-money laundering and funding of terrorist activities set and approved by the Board of Directors, taking into consideration effective regulations. It is also responsible for designing internal controls, personnel training plans and ensuring compliance by the Internal Audit.

• Committee for Information Integrity:

This committee’s mission is to comply with the provisions of the Sarbanes-Oxley Act.

• Human Resources Committee:

This committee is in charge of promotions and appointments, transfers, turnovers, development, staff and compensation for the personnel included in nine salary levels and higher.

• Planning and Management Control Committee:

This committee is in charge of analyzing, defining and following up the consolidated balance sheet and income statement.

• Business and Segment Management Committee:

This committee is in charge of analyzing, defining and following up businesses and segments.

• Crisis Committee:

This committee is in charge of evaluating the situation upon facing a liquidity crisis and deciding the steps to be implemented to tackle it.

Banco de Galicia y Buenos Aires S.A. considers the General Manager and Division Management reporting to the General Manager as Senior Management. These are detailed as follows:

• Retail Banking Division

• Wholesale Banking Division

• Finance Division

• Comprehensive Corporate Services Division

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

• Organizational Development and Human Resources Division

• Risk Management Division

• Credit Division

• Planning and Financial Control Division

Senior Management’s main duties are as follows:

• To ensure that Banco de Galicia y Buenos Aires S.A.’s activities are consistent with the business strategy, the policies approved by the Board of Directors and the risks to be assumed.

• To implement the necessary policies, procedures, processes and controls to manage operations and risks cautiously, meet the strategic goals set by the Board of Directors and ensure that the latter receives material, full and timely information so that it may assess management and analyze whether the responsibilities assigned are effectively fulfilled.

• To monitor the managers from different divisions, in line with the policies and procedures set by the Board of Directors and establish an effective internal control system.

Basic Holding Structure

Banco de Galicia y Buenos Aires S.A.’s majority shareholder is the Company, which holds 94.929658% of the capital stock and 94.929661% of votes. In turn, Banco de Galicia y Buenos Aires S.A. holds a number of equity investments in supplementary companies as the controlling company, as well as minority interests that do not exceed the percentage stated in companies whose controlling company is its own controlling company. From a business point of view, this structure allows Banco de Galicia y Buenos Aires S.A. to take advantage of significant synergies that guarantee the loyalty of its customers and additional businesses. All business relationships with these companies, whether permanent or temporary in nature, are fostered under the normal and usual market conditions and this is so when Banco de Galicia y Buenos Aires S.A. holds either a majority or minority interest. The Company’s Board of Directors submits its vote to the shareholders’ meetings, in its capacity as the controlling company. The same method of transparency and information as to its controlled companies and companies owned is applied at Banco de Galicia y Buenos Aires S.A.’s shareholders’ meetings, which are always attended by directors and officers thereof.

Information Related to Personnel Economic Incentive Practices

Directors’ compensation is defined by the General Shareholders’ Meeting and is fixed within the limits established by law and the corporate by-laws. The Human Resources Committee establishes the compensation policy for Banco de Galicia y Buenos Aires S.A.’s personnel. The Management Assessment System has been designed, including both qualitative and quantitative KPI (Key Performance Indicators). In addition, Banco de Galicia y Buenos Aires S.A. has variable compensation and economic incentive policies for the rest of the personnel that are associated with the results of the performance evaluation and Banco de Galicia y Buenos Aires S.A.’s results of operations. The conclusions of the variable compensation system and the related changes are analyzed by the Human Resources Committee.

Business Conduct Policy and/or Code of Ethics

Banco de Galicia y Buenos Aires S.A. has a Code of Ethics formally approved that guides its policies and activities. It considers business objectivity and conflict-of-interests related-aspects, and how the employee should act upon identifying a breach of the Code of Ethics, with the involvement of the Organizational Development and Human Resources Management.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 38. CREDIT LINES FOR THE PRODUCTIVE INVESTMENT

Through Communiqué “A” 5319 dated July 5, 2012, the Argentine Central Bank established the conditions to grant loans under the program “Credit Lines for the Productive Investment”, aimed at financing specific-purpose investment projects. Such Communiqué sets forth, among other conditions, that the minimum loans for the program shall be 5% of the monthly average of daily balances of deposits in the non-financial private sector in Pesos for June 2012 and the fixed nominal interest rate to be earned by financial institutions shall be up to 15.01% per annum for three years and then the maximum rate shall be Badlar, plus 400 basis points, until the loan repayment.

As of the date of these financial statements, Banco de Galicia y Buenos Aires S.A. has commenced the plan to place the aforementioned loans, in accordance with the conditions set forth by the Argentine Central Bank.

NOTE 39. SUBSEQUENT EVENTS

GRUPO FINANCIERO GALICIA S.A.

Global Program for the Issuance of Notes

On August 2, 2012, the Extraordinary Shareholders’ Meeting ratified the powers vested in the Board of Directors to issue notes under the Global Program for the Issuance of Short-, Mid- and/or Long-term Simple Notes for a maximum outstanding face value of up to $ 60,000 or its equivalent in other currencies. In exercising the powers vested on the aforementioned date, the Company’s Board of Directors resolved to approve the issuance of Class III Notes for a total global maximum face value of up to $ 60,000, which may increase up to $ 80,000, to be issued under the program and under the terms set forth in the applicable Price Supplement.

On August 8, 2012, the C.N.V. resolved to authorize the issuance of Class III Notes for a total global maximum face value of up to $ 60,000, which may increase up to $ 80,000, under the terms set forth in the applicable Price Supplement. The Notes will be issued under the Global Program for the Issuance of Short-, Mid- and/or Long-term Simple Notes for a maximum outstanding face value of up to $ 60,000, or its equivalent in other currencies.

The issuance date will be reported through the subscription notice.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

BALANCE SHEET

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011

Figures Stated in Thousands of Pesos

	Notes	Schedules	06.30.12	12.31.11
Assets
Current Assets
Cash and Due from Banks	2 and 11	G	262	898
Investments	9 and 11	D and G	142	59,425
Other Receivables	3, 9 and 11	G	20,066	10,947

Total Current Assets			20,470	71,270

Non-current Assets
Other Receivables	3, 9, 11 and 13	E and G	47,495	43,622
Investments	9	B, C and G	4,309,479	3,667,415
Fixed Assets		A	1,144	1,215

Total Non-current Assets			4,358,118	3,712,252

Total Assets			4,378,588	3,783,522

Liabilities
Current Liabilities
Financial Debt	4, 9, 11 and 16	G	211,912	98,343
Salaries and Social Security Contributions	5 and 9		1,235	2,630
Tax Liabilities	6 and 9		8,268	8,537
Other Liabilities	7, 9 and 11	G	2,495	5,883

Total Current Liabilities			223,910	115,393

Non-current Liabilities
Financial Debt	4, 9 and 16	G	—	116,508
Other Liabilities	7 and 9		6	6

Total Non-current Liabilities			6	116,514

Total Liabilities			223,916	231,907

Shareholders’ Equity (per Related Statement)			4,154,672	3,551,615

Total Liabilities and Shareholders’ Equity			4,378,588	3,783,522

The accompanying notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

BALANCE SHEET—MEMORANDUM ACCOUNTS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011

Figures Stated in Thousands of Pesos

	Notes	Schedules	06.30.12	12.31.11
Forward Purchase of Foreign Currency without Delivery of the Underlying Asset	11 and 15	G	95,031	120,512

Unused Balance of Agreement	11		865	—

Total			95,896	120,512

The accompanying notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

INCOME STATEMENT

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	Schedules	06.30.12	06.30.11
Net Income on Investments in Related Institutions			646,388	497,500

Administrative Expenses	11	H	(10,473)	(9,612)

Financial and Holding Loss			(13,517)	(16,943)

Generated by Assets			6,123	3,140
Interest
On Special Checking Account Deposits			13	6
On Mutual Funds			28	168
On Time Deposits	(*)		—	48
On Promissory Notes Receivable	(*)		71	68
Foreign Exchange Gain	(*)		6,011	2,850
Generated by Liabilities			(19,640)	(20,083)
Interest
On Financial Debt	(*)		(11,136)	(9,698)
Others			(71)	—
Foreign Exchange Loss			(8,433)	(10,385)

Other Income and Expenses – (Loss)/Income			(1,589)	5,492

Net Income before Income Tax			620,809	476,437

Income Tax	13		—	134

Net Income for the Period			620,809	476,571

(*)	Balances net of eliminations corresponding to transactions conducted with companies included in Section 33 of Law No. 19550. See Note 11.

The accompanying notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

Item	Shareholders’ Contributions (*)				Retained Earnings (**)			Total Shareholders’ Equity
	Capital Stock	Capital Adjustment	Premium for Negotiation of Shares in Own Portfolio	Total	Legal Reserve	Discretionary Reserve	Unappropriated Retained Earnings
Balances as of 12.31.10	1,241,407	278,131	606	1,520,144	57,462	482,993	408,901	2,469,500

Distribution of Unappropriated Retained Earnings (1)
Legal Reserve	—	—	—	—	20,445	—	(20,445)	—

Discretionary Reserve	—	—	—	—	—	363,628	(363,628)	—

Cash Dividends	—	—	—	—	—	—	(24,828)	(24,828)

Income for the Period	—	—	—	—	—	—	476,571	476,571

Balances as of 06.30.11	1,241,407	278,131	606	1,520,144	77,907	846,621	476,571	2,921,243

Balances as of 12.31.11	1,241,407	278,131	606	1,520,144	77,907	846,621	1,106,943	3,551,615

Distribution of Unappropriated Retained Earnings (2)
Legal Reserve	—	—	—	—	55,347	—	(55,347)	—

Discretionary Reserve	—	—	—	—	—	1,033,844	(1,033,844)	—

Cash Dividends	—	—	—	—	—	—	(17,752)	(17,752)

Income for the Period	—	—	—	—	—	—	620,809	620,809

Balances as of 06.30.12	1,241,407	278,131	606	1,520,144	133,254	1,880,465	620,809	4,154,672

(*)	See Note 8.
(**)	See Note 12.
(1)	Approved by the Ordinary Shareholders’ Meeting held on April 27, 2011.
(2)	Approved by the Ordinary Shareholders’ Meeting held on April 19, 2012.

The accompanying notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

STATEMENT OF CASH FLOWS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	06.30.12	06.30.11
Changes in Cash
Cash at Beginning of Fiscal Year	1.J	60,323	27,298
Cash at Period-end	1.J	404	42,263

Net (Decrease) / Increase in Cash		(59,919)	14,965

Causes for Changes in Cash
Operating Activities
Payments to Suppliers of Goods and Services		(5,699)	(4,914)
Personnel Salaries and Social Security Contributions		(5,270)	(4,014)
Payments of Other Taxes		(8,043)	(9,301)
Payments for Other Net Operating Activities		(1,559)	(7,487)

Net Cash Flow (Used in) Operating Activities		(20,571)	(25,716)

Investing Activities
Payments for Purchases of Fixed Assets		—	(170)
Collection of Dividends		—	94,930
Contribution to Controlled Companies		(1,641)	—
(Payments) / Collections of Interest, Net		(12,059)	18,490
Payments for Equity Investments		(3,243)	—

Net Cash Flow (Used in) / Provided by Investing Activities		(16,943)	113,250

Financing Activities
Payments of Loans Received, Net		(11,843)	(53,777)
Distribution of Dividends, Net of Taxes		(10,562)	(18,792)

Net Cash Flow Used in Financing Activities		(22,405)	(72,569)

Net (Decrease) / Increase in Cash		(59,919)	14,965

The accompanying notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 1. BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

These financial statements have been stated in thousands of Argentine Pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the F.A.C.P.C.E., approved by the C.P.C.E.C.A.B.A. and the C.N.V., with the considerations mentioned in Note 1 to the Consolidated Financial Statements in relation to the criteria for the valuation of the subsidiaries Banco de Galicia y Buenos Aires S.A. and Sudamericana Holding S.A.

The preparation of financial statements at a given date requires the Company’s management to make estimates and assessments regarding events and/or situations and/or circumstances that affect or may affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the period/fiscal year. The Company’s Management makes estimates in order to calculate, at any given moment, for example, the depreciation charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Estimates and assessments made at the date these financial statements were prepared may differ from the situations, events and/or circumstances that may finally occur in the future.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that financial statements for fiscal years ending as of such date be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 of the C.N.V., the Company discontinued the restatement of its financial statements as of March 1, 2003. This criterion is not in line with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

The index used for restating the items in these financial statements was the domestic wholesale price index published by the I.N.D.E.C.

The most significant accounting policies used in preparing the Financial Statements are as follows:

A. ASSETS AND LIABILITIES IN DOMESTIC CURRENCY

Monetary assets and liabilities which include, where applicable, the interest accrued at period/fiscal year-end, are stated in period-end currency and therefore require no adjustment whatsoever.

B. ASSETS AND LIABILITIES IN FOREIGN CURRENCY (U.S. DOLLARS AND EUROS)

The assets and liabilities in foreign currencies were stated at the U.S. Dollar exchange rate set by the Argentine Central Bank at the close of operations on the last business day of the period.

Assets and liabilities valued in foreign currencies other than the U.S. Dollar have been converted into the latter currency using the swap rates provided by the Argentine Central Bank.

Interest receivable or payable has been accrued, where applicable.

C. INVESTMENTS

C.1. Current

Special checking account deposits have been measured at their face value, plus accrued interest at period/fiscal year-end.

Argentine mutual fund units have been valued at period/fiscal year-end closing price.

C.2. Non-current

The equity investment in Banco de Galicia y Buenos Aires S.A. has been recognized at its equity method as of June 30, 2012 and December 31, 2011, which arises from financial statements prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 1.16. to the Consolidated Financial Statements from Argentine GAAP.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The equity investments in Net Investment S.A., Galicia Warrants S.A., Galval Agente de Valores S.A., GV Mandataria de Valores S.A., Sudamericana Holding S.A. and Compañía Financiera Argentina S.A. are recognized using the equity method as of June 30, 2012 and December 31, 2011.

The Consolidated Financial Statements of Sudamericana Holding S.A. were prepared pursuant to the regulations of the Argentine Superintendent of Insurance, which differ from Argentine GAAP in the aspects mentioned in Note 1.16. to the Consolidated Financial Statements. Nevertheless, this departure has not produced a significant effect on the financial statements of the Company.

Galval Agente de Valores S.A.’s financial statements were originally issued in foreign currency and later converted into Pesos as detailed below:

•	Assets and liabilities were converted into Pesos according to item B of this note.

•	Capital and capital contributions have been computed for the amounts actually disbursed.

•	Retained earnings were determined as the difference between assets, liabilities, capital and capital contributions.

•	Net Income for the period was determined as the difference between the opening balance and closing balance of retained earnings.

•	Items in the Income Statement were converted into Pesos applying the monthly average exchange rates.

D. GOODWILL

Goodwill resulting from the acquisition of shares in other companies, which is recorded under “Investments”, has been valued at its acquisition cost, net of the corresponding accumulated amortization, calculated proportionally over the estimated useful life.

Amortization is assessed on a straight-line basis in equal monthly installments, being the amortization term of 120 months. See Schedule B.

The updated residual value of the assets does not exceed their estimated recoverable value at period/fiscal year-end.

E. FIXED ASSETS

Fixed Assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and 600 months for real estate. See Schedule A.

The updated residual value of the assets, taken as a whole, does not exceed their value-in-use at period/fiscal year-end.

F. FINANCIAL DEBT

Financial debt has been valued pursuant to the amount of money received, net of transaction costs, plus financial interest accrued based on the internal rate of return estimated at the initial recording time.

Financial debt in foreign currency has been valued at the benchmark U.S. Dollar exchange rate set by the Argentine Central Bank as of period/fiscal year-end.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

G. INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Company has recognized the income tax charge according to the deferred tax method, thus recognizing the temporary differences between measurements of accounting and tax assets and liabilities, at the rate in force (See Note 13 to the financial statements). As a result of the unlikelihood that future taxable income may be enough to absorb tax loss carry-forwards, the Company has established an allowance for impairment of value with regard to such income and has not recorded tax loss carry-forwards. See Schedule E.

The Company determines the minimum presumed income tax at the effective rate of 1% of the computable assets at period/fiscal year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year shall be determined by the higher of the two taxes. However, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

The Company has set up a provision for the minimum presumed income tax credit accrued during this period and the previous fiscal year, for $ 560 and $ 1,062, respectively, since its recovery is not likely at the issuance date of these financial statements. See Schedule E.

H. DERIVATIVE INSTRUMENTS

As of June 30, 2012 and December 31, 2011, derivative instruments have been measured at their estimated current value at those dates.

Differences originated as a consequence of the measurement criterion mentioned in the previous paragraph have been recognized in net income for the period/fiscal year.

I. SHAREHOLDERS’ EQUITY

I.1. Activity in the Shareholders’ Equity accounts has been restated as mentioned in the third and fourth paragraphs of this note.

The “Subscribed and Paid-in Capital” account has been stated at its face value and at the value of the contributions in the currency value of the fiscal year in which those contributions were actually made.

The adjustment stemming from the restatement of that account in constant currency has been allocated to the “Capital Adjustment” account.

I.2. Income and Expense Accounts

The results of operations for each period are presented in the period in which they accrue.

J. STATEMENT OF CASH FLOWS

“Cash and Due from Banks”, investments and receivables held with the purpose of complying with the short-term commitments undertaken, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant risks of changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	Notes	Schedules	06.30.12	12.31.11	06.30.11	12.31.10
Cash and Due from Banks	2		262	898	779	830
Investments		D	142	59,425	41,484	26,468

Total			404	60,323	42,263	27,298

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 2. CASH AND DUE FROM BANKS

The breakdown of the account as of period/fiscal year-end was as follows:

	Notes	Schedules	06.30.12	12.31.11
Cash			12	11
Cash in Custody in Other Banks		G	178	628
Due from Banks – Checking Accounts	11		72	259

Total			262	898

NOTE 3. OTHER RECEIVABLES

The breakdown of the account as of period/fiscal year-end was as follows:

Current	Notes	Schedules	06.30.12	12.31.11
Tax Credits			1,241	265
Recoverable Expenses			5,294	8,257
Sundry Debtors	11		9,140	—
Promissory Notes Receivable	11	G	1,835	1,764
Prepaid Expenses			—	8
Balance of Futures Contracts to be Settled	11 and 15		2,484	—
Others			72	653

Total			20,066	10,947

Non-current	Notes	Schedules	06.30.12	12.31.11
Promissory Notes Receivable	11	G	47,490	43,621
Prepaid Expenses			4	—
Sundry Debtors			1	1

Total			47,495	43,622

NOTE 4. FINANCIAL DEBT

The breakdown of the account as of period/fiscal year-end was as follows:

Current	Notes	Schedules	06.30.12	12.31.11
Overdrafts in Checking Accounts	11		60,415	19,625
Loans Received	11	G	28,956	—
Notes	16	G	122,541	78,718

Total			211,912	98,343

Non-current	Notes	Schedules	06.30.12	12.31.11
Notes	16	G	—	116,508

Total			—	116,508

NOTE 5. SALARIES AND SOCIAL SECURITY CONTRIBUTIONS

The breakdown of the account as of period/fiscal year-end was as follows:

Current	Notes	Schedules	06.30.12	12.31.11
Argentine Integrated Social Security System (S.I.P.A.)			225	175

Provision for Bonuses			276	795

Provision for Retirement Insurance			360	858

Provision for Directors’ and Syndics’ Fees			369	790

Others			5	12

Total			1,235	2,630

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 6. TAX LIABILITIES

The breakdown of the account as of period/fiscal year-end was as follows:

Current	Notes	Schedules	06.30.12	12.31.11
Income Tax – Withholdings to Be Deposited			222	119
Value-Added Tax			—	161
Provision for Tax on Personal Property – Substitute Taxpayer			8,046	8,257

Total			8,268	8,537

NOTE 7. OTHER LIABILITIES

The breakdown of the account as of period/fiscal year-end was as follows:

Current	Notes	Schedules	06.30.12	12.31.11
Sundry Creditors			6	5
Provision for Expenses	11	G	2,327	2,691
Balance of Futures Contracts to be Settled	15		159	3,184
Guarantee Deposit of Directors			3	3

Total			2,495	5,883

Non-current	Notes	Schedules	06.30.12	12.31.11
Guarantee Deposit of Directors			6	6

Total			6	6

NOTE 8. CAPITAL STATUS

The capital status as of period/fiscal year-end was as follows:

Capital Stock Issued, Subscribed, Paid-in and Registered	Face Value	Restated at Constant Currency
Balances as of 12.31.10	1,241,407	1,519,538
Balances as of 12.31.11	1,241,407	1,519,538
Balances as of 06.30.12	1,241,407	1,519,538

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 9. ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS AND DEBTS

As of June 30, 2012, the breakdown of receivables, investments, and debts according to their estimated collection or payment term was as follows:

	Investments	Other Receivables	Financial Debt	Salaries and Social Security Contributions	Tax Liabilities	Other Liabilities
1st Quarter (*)	142	12,447	60,415	239	2,974	1,038
2nd Quarter (*)	—	15	28,956	—	—	159
3rd Quarter (*)	—	2,310	—	636	—	—
4th Quarter (*)	—	5,294	122,541	360	5,294	1,298
After One Year (*)	—	47,494	—	—	—	6

Subtotal Falling Due	142	67,560	211,912	1,235	8,268	2,501
No Set Due Date	4,309,479	1	—	—	—	—
Past Due	—	—	—	—	—	—

Total	4,309,621	67,561	211,912	1,235	8,268	2,501

Non-interest Bearing	4,309,479	18,236	—	1,235	8,268	2,501
At Variable Rate	—	49,325	—	—	—	—
At Fixed Rate	142	—	211,912	—	—	—

Total	4,309,621	67,561	211,912	1,235	8,268	2,501

(*)	From the closing date of these financial statements.

NOTE 10. EQUITY INVESTMENTS

The breakdown of the Company’s direct equity investments as of period/fiscal year-end was as follows:

Information as of:	06.30.12
Issuing Company	Direct Holding
	Shares		Percentage of Equity Investment Held in
	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	533,814,765	94.929658	94.929661
Compañía Financiera Argentina S.A.	Ordinary	16,726,875	3.000000	3.000000
Galicia Warrants S.A.	Ordinary	175,000	87.500000	87.500000
Galval Agente de Valores S.A.	Ordinary	19,299,867	100.000000	100.000000
GV Mandataria de Valores S.A.	Ordinary	10,800	90.000000	90.000000
Net Investment S.A.	Ordinary	10,500	87.500000	87.500000
Sudamericana Holding S.A.	Ordinary	162,447	87.500337	87.500337

(*)	Ordinary shares A and B.

Information as of:	12.31.11
Issuing Company	Direct Holding
	Shares		Percentage of Equity Investment Held in
	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	533,314,765	94.840741	94.840745
Compañía Financiera Argentina S.A.	Ordinary	16,726,875	3.000000	3.000000
Galicia Warrants S.A.	Ordinary	175,000	87.500000	87.500000
Galval Agente de Valores S.A.	Ordinary	49,870,052	100.000000	100.000000
GV Mandataria de Valores S.A.	Ordinary	10,800	90.000000	90.000000
Net Investment S.A.	Ordinary	10,500	87.500000	87.500000
Sudamericana Holding S.A.	Ordinary	162,447	87.500337	87.500337

(*)	Ordinary shares A and B.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The controlled companies’ financial position and results of operations as of period/fiscal year-end are as follows:

Information as of:	06.30.12
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	46,132,239	41,930,006	4,202,233	599,398
Compañía Financiera Argentina S.A.	2,774,787	1,927,885	846,902	89,635
Galicia Warrants S.A.	35,730	21,384	14,346	1,789
Galval Agente de Valores S.A.	6,286	2,003	4,283	(1,051)
GV Mandataria de Valores S.A.	331	68	263	(223)
Net Investment S.A.	157	10	147	(7)
Sudamericana Holding S.A.	185,457	949	184,508	90,536

Information as of:	12.31.11			06.30.11
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	43,324,590	39,721,766	3,602,824	482,971
Compañía Financiera Argentina S.A.	2,302,880	1,369,273	933,607	104,567
Galicia Warrants S.A.	33,442	16,441	17,001	1,326
Galval Agente de Valores S.A.	5,128	1,435	3,693	(1,566)
GV Mandataria de Valores S.A.	672	185	487	60
Net Investment S.A.	161	7	154	(42)
Sudamericana Holding S.A.	135,809	737	135,072	64,053

NOTE 11. SECTION 33 OF LAW 19550—CORPORATIONS LAW

The financial statements include the following significant balances corresponding to transactions with its controlled companies and its subsidiaries:

BANCO DE GALICIA Y BUENOS AIRES S.A.

Assets	Notes	Schedules	06.30.12	12.31.11
Cash and Due from Banks – Checking Accounts	2		—	228
Investments – Special Checking Account		D	1	1
Other Receivables – Promissory Notes Receivable	3	G	49,325	45,385
Other Receivables – Balance of Futures Contracts to be Settled	3 and 15		2,310	—

Total			51,636	45,614

Liabilities	Notes	Schedules	06.30.12	12.31.11
Financial Debt – Overdrafts in Checking Accounts	4		18,156	—
Other Liabilities – Provision for Expenses	7		434	288

Total			18,590	288

Memorandum Accounts	Notes	Schedules	06.30.12	12.31.11
Forward Purchase of Foreign Currency without Delivery of the Underlying Asset	15		63,354	—
Unused Balance of Agreement			865	—

Total			64,219	—

Income	Notes	Schedules	06.30.12	06.30.11
Financial Income – Interest on Promissory Notes Receivable			1,394	1,321
Financial Income – Interest on Time Deposits			—	501
Financial Income – Exchange-rate Difference			2,310	—

Total			3,704	1,822

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Expenses	Notes	Schedules	06.30.12	06.30.11
Administrative Expenses		H
Trademark Lease			748	681
Bank Expenses			4	4
General Expenses			184	172
Financial Income – Interest on Financial Debt			97	—

Total			1,033	857

GALVAL AGENTE DE VALORES S.A.

Liabilities	Notes	Schedules	06.30.12	12.31.11
Other Liabilities – Provision for Expenses	7	G	14	17

Total			14	17

Expenses	Notes	Schedules	06.30.12	06.30.11
Administrative Expenses		H
General Expenses			32	36

Total			32	36

GALICIA WARRANTS S.A.

Assets	Notes	Schedules	06.30.12	12.31.11
Other Receivables – Sundry Debtors	3		3,850	—

Total			3,850	—

SUDAMERICANA HOLDING S.A.

Liabilities	Notes	Schedules	06.30.12	12.31.11
Financial Debt – Loans Received	4	G	18,287	—

Total			18,287	—

Expenses	Notes	Schedules	06.30.12	06.30.11
Financial Income – Interest on Financial Debt			186	—

Total			186	—

TARJETAS REGIONALES S.A.

Liabilities	Notes	Schedules	06.30.12	12.31.11
Financial Debt – Loans Received	4	G	10,669	—

Total			10,669	—

Expenses	Notes	Schedules	06.30.12	06.30.11
Financial Income – Interest on Financial Debt			256	—

Total			256	—

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 12. RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Pursuant to Section 70 of the Corporations Law, the Corporate Bylaws and Resolution No. 368/2001 of the C.N.V., 5% of the net income for the year should be transferred to the Legal Reserve until 20% of the capital stock is reached.

NOTE 13. INCOME TAX

The following tables show the changes and breakdown of deferred tax assets and liabilities:

Assets	Tax Loss Carry- forwards	Other Receivables	Other Liabilities	Total
Balances as of 12.31.10	6,662	1,673	—	8,335
Charge to Income	9,823	(128)	(13)	9,682
Others	—	—	13	13

Balances as of 12.31.11	16,485	1,545	—	18,030
Charge to Income	5,431	50	—	5,481

Balances as of 06.30.12	21,916	1,595	—	23,511

Liabilities	Fixed Assets	Financial Debt	Total
Balances as of 12.31.10	7	632	639
Charge to Income	(11)	(331)	(342)
Others	114	—	114

Balances as of 12.31.11	110	301	411
Charge to Income	(9)	(127)	(136)

Balances as of 06.30.12	101	174	275

Deferred tax assets as of June 30, 2012 and December 31, 2011 amount to $ 23,236 and $ 17,619, respectively.

A provision for the deferred tax asset has been fully recorded, since the recovery thereof is not likely at the issuance date of these financial statements. See Schedule E.

Tax loss carry-forwards recorded by the Company, pending being used, amount to approximately $ 62,601, pursuant to the following breakdown:

Year of Generation	Amount	Year Due	Deferred Tax Assets
2010	19,035	2015	6,662
2011	28,050	2016	9,823
2012	15,516	2017	5,431

The classification of net deferred tax assets and liabilities recorded in accordance with their expected term of turn-around is shown in Note 9.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The following table shows the reconciliation of income tax charged to income to that which would result from applying the tax rate in force to the book income before tax:

	06.30.12	06.30.11
Book Income Before Income Tax	620,809	476,437
Income Tax Rate in Force	35%	35%

Income for the Period at the Tax Rate	217,283	166,753
Permanent Differences at the Tax Rate
Increase in Income Tax
Expenses not Included in Tax Return	2,716	3,359
Other Causes	943	1,072
Decrease in Income Tax
Loss on Investments in Related Institutions	(226,539)	(174,114)
Other Causes	(20)	(2,121)
Allowance for Impairment of Value (Schedule E)	5,617	4,917

Total Income Tax Charge Recorded – Loss / (Income)	—	(134)

The following table demonstrates the reconciliation of tax charged to income to tax determined for the period for tax purposes:

	06.30.12	06.30.11
Total Income Tax Charge Recorded – Loss / (Income)	-	(134)

Temporary Differences
Variation in Deferred Tax Assets	5,481	(59)
Variation in Deferred Tax Liabilities	136	193
Allowance for Impairment of Value (Schedule E)	(5,617)	—

Total Tax Determined for Tax Purposes	—	—

NOTE 14. EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of June 30, 2012 and 2011:

	06.30.12	06.30.11
Income for the Period	620,809	476,571
Outstanding Ordinary Shares Weighted Average	1,241,407	1,241,407
Diluted Ordinary Shares Weighted Average	1,241,407	1,241,407
Earnings per Ordinary Share
Basic	0.5001	0.3839
Diluted	0.5001	0.3839

NOTE 15: DERIVATIVE INSTRUMENTS

The Company enters into foreign currency hedge contracts with the purpose of covering the risk associated with exchange rate exposure of financial debts in U.S. Dollars.

The Company’s purpose when entering into these contracts is to reduce its exposure to U.S. Dollar fluctuations and denominate its future commitments in Pesos.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As of June 30, 2012, the following contracts are outstanding:

Reference Foreign Currency	Amount in the Reference Foreign Currency		Forward Exchange Rate ($ for US$)	Exchange Rate for Settlement		Settlement Date
US$ (1)	2,000	(2)	4.5550	B.C.R.A.	(4)	07/31/2012
US$ (1)	2,000	(2)	4.5980	B.C.R.A.	(4)	08/31/2012
US$ (1)	3,000	(3)	4.9000	B.C.R.A.	(4)	11/30/2012
US$ (1)	5,000		4.9900	B.C.R.A.	(4)	03/27/2013
US$ (1)	5,000		4.9900	B.C.R.A.	(4)	03/27/2013
US$ (1)	4,000		4.9900	B.C.R.A.	(4)	03/27/2013

(1)	U.S. Dollars.
(2)	The hedge contract sets forth that if during the currency thereof the exchange rate is lower than or equal to $ 4.2660 (figures stated in Pesos), the Company shall have to furnish a security in favor of the contracting party for an amount equivalent to the difference between the reference exchange rate of $ 4.3785 (figures stated in Pesos) and the exchange rate in force at the time such security is furnished, for the amount of the contract.
(3)	The hedge contract sets forth that if during the currency thereof the exchange rate is lower than or equal to $ 4.40 (figures stated in Pesos), the Company shall have to furnish a security in favor of the contracting party for an amount equivalent to the difference between the reference exchange rate of $ 4.4733 (figures stated in Pesos) and the exchange rate in force at the time such security is furnished, for the amount of the contract.
(4)	Reference exchange rate set by the Argentine Central Bank. (Communiqué “A” 3500).

Settlement of this transaction at the settlement date shall be carried out without the physical delivery of the currency.

That is to say, it shall be by compensation or difference between the spot exchange rate for settlement and the forward exchange rate.

The Company has not entered into contracts regarding derivatives for speculative purposes.

NOTE 16. GLOBAL PROGRAM FOR THE ISSUANCE OF NOTES

On March 9, 2009, the General Ordinary Shareholders’ Meeting approved the creation of a Global Program for the Issuance of Simple, non-convertible Notes. Such Notes may be short-, mid- and/or long-term, secured or unsecured, peso-denominated, dollar-denominated or else may be in any other currency, subject to the compliance with all the legal or regulatory requirements applicable to the issuance in such currency or currency unit, adjustable or non-adjustable, and for a maximum outstanding face value of up to US$ 60,000 (sixty million U.S. Dollars) or the equivalent thereof in another currency.

The maximum term of the program shall be five years as from the date the program is authorized by the C.N.V., or for any longer term authorized pursuant to the regulations in force.

The Notes may be issued pursuant to the laws and jurisdiction of Argentina and/or any other foreign country, in several classes and/or series during the period the Global Program is outstanding, with the possibility to re-issue the amortized classes and/or series without exceeding the Global Program’s total amount, and notwithstanding the fact that the maturity dates of the different classes and/or series issued occur after the Global Program’s expiration date, with amortization terms not shorter than the minimum term or longer than the maximum term permitted by the regulations set forth by the C.N.V., among other characteristics thereof.

By means of Resolution No. 16113 dated April 29, 2009, the C.N.V. decided to authorize, with certain conditions, the creation of the Global Program. On May 8, 2009, together with the release of such conditions, the C.N.V. approved the Price Supplement of the Class I, Series I and II Notes for a F.V. of US$ 45,000.

On June 4, 2009, Series I and II corresponding to the Class I Notes were issued.

On May 30, 2010, Series I corresponding to the Class I Notes for a face value of US$ 34,404 was paid.

On May 25, 2011, Series II corresponding to the Class I Notes for a face value of US$ 11,249 was paid.

On May 7, 2010, the C.N.V. authorized, within the Global Program outstanding, the issuance of Class II, Series I, II and III Notes for US$ 45,000.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

On June 8, 2010, Series II and III corresponding to Class II Notes were issued, the main characteristics of which are described as follows:

	F.V. Amount in					Book Value $
Series No.	US$	Issuance Price	Term (in days)	Maturity Date	Interest Rate	06.30.12	12.31.11
II	18,143	0.10182	721	05.29.12	8%	—	78,718

III	26,857	0.10128	1078	05.21.13	9%	122,541	116,508

The Shareholders’ Meeting held on April 14, 2010 approved an increase of US$ 40,000 in the amount of the Global Program for the Issuance of Notes. Therefore, the maximum amount of the Global Program, which nowadays is of up to US$ 60,000 or its equivalent in any other currency, shall be of up to US$ 100,000 or its equivalent in any other currency.

On April 19, 2012, the Company’s Board of Directors decided to begin the proceedings to update the Prospectus Related to the Global Program for the Issuance of Simple Short-, Mid- and/or Long-term Notes for a maximum face value of up to US$ 60,000 or the equivalent thereof in other currencies.

It also resolved to issue Class III Notes, which will be issued under the program for a maximum face value of up to US$ 32,000, under the terms and conditions that will be set forth in the Final Price Supplement.

NOTE 17. SUBSEQUENT EVENTS

Global Program for the Issuance of Notes

On August 2, 2012, the Extraordinary Shareholders’ Meeting ratified the powers vested in the Board of Directors to issue notes under the Global Program for the Issuance of Short-, Mid- and/or Long-term Simple Notes for a maximum outstanding face value of up to $ 60,000 or its equivalent in other currencies. In exercising the powers vested, on the aforementioned date, the Company’s Board of Directors resolved to approve the issuance of Class III Notes for a total global maximum face value of up to $ 60,000 which may increase up to $ 80,000 to be issued under the program and under the terms set forth in the applicable Price Supplement.

On August 8, 2012, the C.N.V. authorized the issuance of Class III Notes for a total global maximum face value of up to $ 60,000, which may increase up to $ 80,000, under the terms set forth in the applicable Price Supplement. Such Notes will be issued under the Global Program for the Issuance of Short-, Mid- and/or Long-term Simple Notes for a maximum outstanding face value of up to $ 60,000 or its equivalent in other currencies.

The issuance date will be reported through the subscription notice.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

SCHEDULE A—FIXED ASSETS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

Main Account	At Beginning of Fiscal Year	Increases	Decreases	Balance at Period- end	Depreciation					Net Book Value	Net Book Value for Previous Fiscal Year
					Accumulated at Beginning of Year	Decreases	Annual Rate %	Amount for the Period	Accumulated at Period-end
Real Estate	918	—	—	918	162	—	2	8	170	748	756
Furniture and Fixtures	220	—	—	220	219	—	20	1	220	—	1
Machines and Equipment	728	—	—	728	474	—	20	32	506	222	254
Vehicles	236	—	—	236	60	—	20	24	84	152	176
Hardware	297	—	—	297	269	—	20	6	275	22	28

Total as of 06.30.12	2,399	—	—	2,399	1,184	—		71	1,255	1,144	—

Total as of 12.31.11	2,103	296	—	2,399	1,055	—		129	1,184	—	1,215

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

SCHEDULE B – GOODWILL

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

Main Account	At Beginning of Fiscal Year	Increases	Decreases	Balance at Period- end	Amortization					Net Book Value	Net Book Value for Previous Fiscal Year
					Accumulated at Beginning of Year	Decreases	Annual Rate %	Amount for the Period	Accumulated at Period-end
Goodwill (Schedule C)	17,190	—	—	17,190	6,363	—	10	970	7,333	9,857	10,827

Total as of 06.30.12	17,190	—	—	17,190	6,363	—		970	7,333	9,857	—

Total as of 12.31.11	17,190	—	—	17,190	4,424	—		1,939	6,363	—	10,827

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

SCHEDULE C—INVESTMENTS IN SHARES AND OTHER NEGOTIABLE SECURITIES – EQUITY INVESTMENTS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011

Figures Stated in Thousands of Pesos

Issuance and Characteristics of the Securities	Class	Face Value	Amount	Acquisition Cost	Market Price	Equity Method	Book Value as of 06.30.12	Book Value as of 12.31.11
Non-current Investments
Corporations, Section 33 of Law No. 19550:
Companies subject to Direct and Indirect Control (*)
Banco de Galicia y Buenos Aires S.A.	Ord. “A”	0.001	101
	Ord. “B”	0.001	533,814,664
			533,814,765	3,039,260	3,576,559	4,101,759	4,101,759	3,497,482
	Goodwill (**)			17,190	—	—	9,857	10,827
Compañía Financiera Argentina S.A.	Ordinary	0.001	16,726,875	25,669	—	25,407	25,407	28,008
Galicia Warrants S.A.	Ordinary	0.001	175,000	11,829	—	12,563	12,563	14,886
Galval Agente de Valores S.A.	Ordinary	0.001	19,299,867	14,915	—	4,283	4,283	3,693
GV Mandataria de Valores S.A.	Ordinary	0.001	10,800	11	—	237	237	438
Net Investment S.A.	Ordinary	0.001	10,500	22,341	—	129	129	135
Sudamericana Holding S.A.	Ordinary	0.001	162,447	42,918	—	155,244	155,244	111,946

Total				3,174,133	3,576,559	4,299,622	4,309,479	3,667,415

(*)	See Note 10 and Schedule G.
(**)	See Schedule B.

Issuance and Characteristics of the Securities	Information on the Issuing Companies
	Latest Financial Statements (*)
	Principal Line of Business	Date	Capital Stock	Net Income	Shareholders’ Equity	Percentage of Equity Held in the Capital Stock
Non-current Investments
Corporations, Section 33 of Law No. 19550:
Companies subject to Direct and Indirect Control
Banco de Galicia y Buenos Aires S.A.	Financial Activities	06.30.12	562,327	599,398	4,202,233	94.929658
Compañía Financiera Argentina S.A.	Financial Activities	06.30.12	557,563	89,633	846,902	3.000000
Galicia Warrants S.A.	Issuance of Warrants	06.30.12	200	1,789	14,346	87.500000
Galval Agente de Valores S.A.	Custody of Securities	06.30.12	(**) 5,334	(1,051)	4,283	100.000000
GV Mandataria de Valores S.A.	Agent	06.30.12	12	(223)	263	90.000000
Net Investment S.A.	Information Technology	06.30.12	12	(7)	147	87.500000
Sudamericana Holding S.A.	Financial and Investment Activities	06.30.12	186	(***) 90,536	184,508	87.500337

(*) See Note 10.

(**) Capital stock is equivalent to 19,299,867 thousand Uruguayan Pesos.

(***) For the fiscal year ended June 30, 2012.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

SCHEDULE D—OTHER INVESTMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

Main Account and Characteristics	Notes	Schedules	06.30.12	12.31.11
Current Investments (*)
Deposits in Special Checking Accounts	11	G	142	55,938
Mutual Funds			—	3,487

Total			142	59,425

(*)	Include accrued interest, if applicable.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

SCHEDULE E—ALLOWANCES

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

Accounts	Balances at Beginning of Fiscal Year	Increases	Decreases	Balances at Period-End	Balances at the Previous Fiscal Year-end
Deducted from Assets
Impairment of Value of Tax Loss Carry-forwards	17,619	5,617	—	23,236	17,619
Impairment of Value of Miscellaneous Receivables	—	1,167	—	1,167	—
Impairment of Value of Minimum Presumed Income Tax Receivables	2,000	560	—	2,560	2,000

Total as of 06.30.12	19,619	7,344	—	26,963	—

Total as of 12.31.11	9,784	12,016	2,181	—	19,619

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

SCHEDULE G—FOREIGN CURRENCY ASSETS AND LIABILITIES

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Thousands of U.S. Dollars (US$) and/or Euros (€)

Accounts	Amount and Type of Foreign Currency		Exchange Rate	Amount in Argentine Pesos as of 06.30.12	Amount and Type of Foreign Currency		Amount in Argentine Pesos as of 12.31.11
Assets
Current Assets
Cash and Due from Banks
Cash in Custody in Other Banks	US$	39.24	4.5253	178	US$	147.32	628
Investments
Deposits in Special Checking Accounts	US$	31.21	4.5253	141	US$	13,118.40	55,937
Other Receivables
Promissory Notes Receivable	US$	405.45	4.5253	1,835	US$	413.64	1,764

Total Current Assets				2,154			58,329

Non-current Assets
Other Receivables
Promissory Notes Receivable	US$	10,494.25	4.5253	47,490	US$	10,229.98	43,621
Investments
Long-term Equity Investments	US$	946.51	4.5253	4,283	US$	866.11	3,693

Total Non-current Assets				51,773			47,314

Total Assets				53,927			105,643

Liabilities
Current Liabilities
Financial Debt
Loans Received	US$	6,398.78	4.5253	28,956	US$	—	—
Notes	US$	27,078.94	4.5253	122,541	US$	18,289.25	78,718
Other Liabilities
Provision for Expenses	US$	254.21	4.5253	1,150	US$	296.54	1,276
Provision for Expenses	€	0.50	5.7286	3	€	0.50	3

Total Current Liabilities				152,650			79,997

Non-current Liabilities
Financial Debt
Notes	US$	—	4.5253	—	US$	27,069.71	116,508

Total Non-current Liabilities				—			116,508

Total Liabilities				152,650			196,505

Memorandum Accounts
Forward Purchase of Foreign Currency	US$	21,000.00	4.5253	95,031	US$	28,000.00	120,512

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

SCHEDULE H—INFORMATION REQUIRED BY SECTION 64, SUBSECTION B) OF LAW NO. 19550

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Total as of 06.30.12	Administrative Expenses	Total as of 06.30.11
Salaries and Social Security Contributions	4,221	4,221	3,368
Bonuses	598	598	374
Entertainment, Transportation, and Per Diem	143	143	241
Personnel Services	62	62	37
Training Expenses	45	45	32
Retirement Insurance	475	475	325
Directors’ and Syndics’ Fees	1,146	1,146	784
Service Fees	2,054	2,054	2,361
Taxes	693	693	1,075
Security Services	4	4	4
Insurance	162	162	168
Stationery and Office Supplies	73	73	39
Electricity and Communications	84	84	67
Maintenance Expenses	25	25	17
Depreciation of Fixed Assets	71	71	58
Bank Charges (*)	16	16	13
Condominium Expenses	27	27	22
General Expenses (*)	483	483	472
Vehicle Expenses	39	39	39
Trademark Lease (*)	39	39	35
Expenses Corresponding to the “Global Program for the Issuance of Notes”	13	13	81

Total	10,473	10,473	9,612

(*)	Balances net of eliminations corresponding to transactions conducted with companies included in Section 33 of Law No. 19550. See Note 11.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

NOTE 1. SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING CONTINGENT EXPIRATION OR RESURGENCE OF BENEFITS ENVISAGED BY THOSE REGULATIONS

None.

NOTE 2. SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE FISCAL YEARS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARISON WITH THOSE PRESENTED IN PREVIOUS FISCAL YEARS, OR THOSE THAT SHALL BE PRESENTED IN FUTURE FISCAL YEARS.

None.

NOTE 3. CLASSIFICATION OF RECEIVABLES AND DEBTS

a) Receivables: See Note 9 to the Financial Statements.

b) Debts: See Note 9 to the Financial Statements.

NOTE 4. CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a) Receivables: See Notes 1.A., 1.B. and 9 and Schedule G to the Financial Statements.

b) Debts: See Notes 1.A., 1.B. and 9 and Schedule G to the Financial Statements.

NOTE 5. BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS IN COMPANIES UNDER SECTION 33 OF LAW 19550

See Note 10 and Schedule C to the Financial Statements.

NOTE 6. RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE

As of June 30, 2012 and December 31, 2011, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

NOTE 7. PHYSICAL INVENTORY OF INVENTORIES

As of June 30, 2012 and December 31, 2011, the Company did not have any inventories.

NOTE 8. NEGOTIABLE SECURITIES

See Notes 1.C. and 1.D. to the Financial Statements.

NOTE 9. FIXED ASSETS

See Schedule A to the Financial Statements.

a) Fixed assets that have been technically appraised:

As of June 30, 2012 and December 31, 2011, the Company did not have any fixed assets that have been technically appraised.

b) Fixed assets not used because they are obsolete:

As of June 30, 2012 and December 31, 2011, the Company did not have any obsolete fixed assets which have a book value.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

NOTE 10. EQUITY INVESTMENTS

The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

NOTE 11. RECOVERABLE VALUES

As of June 30, 2012 and December 31, 2011, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted in taking their value-in-use, based on the possibility of absorbing future depreciation charges with reported profits.

NOTE 12. INSURANCE

As of June 30, 2012 and December 31, 2011, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount	Book Value as of 06.30.12	Book Value as of 12.31.11
Building, Electronic Equipment and/or Office Assets	Fire, Thunderbolt, Explosion and/or Theft	1,259	992	1,039
Vehicles	Theft, Robbery, Fire or Total Loss	270	152	176

NOTE 13. POSITIVE AND NEGATIVE CONTINGENCIES

a) Elements used in calculating provisions, the total or partial balances of which exceed two percent of shareholders’ equity:

None.

b) Contingencies which, at the date of the financial statements, are not of remote occurrence the effects of which on shareholders’ equity have not been given accounting recognition:

As of June 30, 2012 and December 31, 2011, there were no contingencies which are not of remote occurrence and the effects of which on shareholders’ equity have not been given accounting recognition.

NOTE 14. IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS

a) Status of Capitalization Arrangements:

As of June 30, 2012 and December 31, 2011, there were no irrevocable contributions towards future share subscriptions.

b) Cumulative unpaid dividends on preferred shares.

As of June 30, 2012 and December 31, 2011, there were no cumulative unpaid dividends on preferred shares.

NOTE 15: RESTRICTIONS ON THE DISTRIBUTION OF UNAPPROPRIATED RETAINED EARNINGS

See Note 12 to the financial statements.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

Pursuant to the provisions of the Rules regarding Accounting Documentation of the Córdoba Stock Exchange Regulations, the Board of Directors hereby submits the following supplementary and explanatory information.

A. CURRENT ASSETS

a) Receivables:

1) See Note 9 to the Financial Statements.

2) See Notes 3 and 9 to the Financial Statements.

3) As of June 30, 2012 and December 31, 2011, the Company had not set up any allowances.

b) Inventories:

As of June 30, 2012 and December 31, 2011, the Company did not have any inventories.

B. NON-CURRENT ASSETS

a) Receivables:

See Schedule E.

b) Inventories:

As of June 30, 2012 and December 31, 2011, the Company did not have any inventories.

c) Investments:

See Note 10 and Schedule C to the financial statements.

d) Fixed Assets:

1) As of June 30, 2012 and December 31, 2011, the Company did not have any fixed assets that have been technically appraised.

2) As of June 30, 2012 and December 31, 2011, the Company did not have any obsolete fixed assets which have a book value.

e) Intangible Assets:

1) See Note 1.D, and Schedules B and C to the Financial Statements.

2) As of June 30, 2012 and December 31, 2011, there were no deferred charges.

C. CURRENT LIABILITIES

a) Liabilities:

1) See Note 9 to the financial statements.

2) See Notes 4, 5, 6, 7 and 9 to the financial statements.

D. PROVISIONS

See Schedule E.

E. FOREIGN CURRENCY ASSETS AND LIABILITIES

See Note 1.B. and Schedule G to the Financial Statements.

F. SHAREHOLDERS’ EQUITY

1) As of June 30, 2012 and December 31, 2011, the Shareholders’ Equity did not include the “Irrevocable Advances towards Future Share Issues” account.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

2) As of June 30, 2012 and December 31, 2011, the Company had not set up any technical appraisal reserve nor has it reversed any reserve of that kind.

G. MISCELLANEOUS

1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

2) See Notes 9 and 11 to the Financial Statements.

3) As of June 30, 2012 and December 31, 2011, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

4) See Notes 9 and 11 to the Financial Statements.

5) As of June 30, 2012 and December 31, 2011, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount	Book Value as of 06.30.12	Book Value as of 12.31.11
Building, Electronic Equipment and/or Office Assets	Fire, Thunderbolt, Explosion and/or Theft	1,259	992	1,039
Vehicles	Theft, Robbery, Fire or Total Loss	270	152	176

6) As of June 30, 2012 and December 31, 2011, there were no contingencies highly likely to occur which have not been given accounting recognition.

7) As of June 30, 2012 and December 31, 2011, the Company did not have any receivables including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law No. 19550 in these Financial Statements.

Autonomous City of Buenos Aires, August 13, 2012.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

INFORMATIVE REVIEW

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) or in Thousands of U.S. Dollars (US$)

Grupo Financiero Galicia S.A.’s purpose is to strengthen its position as a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen Banco de Galicia y Buenos Aires S.A.’s position as one of the leading companies in Argentina. This strategy shall be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The income for the six-month period ended June 30, 2012 amounted to $ 620,809. This income has been mainly generated as a consequence of the valuation of equity investments in our subsidiaries.

On April 19, 2012, the Ordinary Shareholders’ Meeting of Grupo Financiero Galicia S.A. resolved to distribute Unappropriated Retained Earnings as of December 31, 2011, and allocated $ 55,347 to Legal Reserve, $ 1,033,844 to Discretionary Reserve and $ 17,752 to Cash Dividends.

On April 24, 2012, in compliance with what was approved by the aforementioned General Ordinary Shareholders’ Meeting, the Company’s Board of Directors decided to put at the disposal of the shareholders, from May 9 or at a later date that may be appropriate due to the rules and regulations in force in the jurisdictions where the Company’s shares are listed, the amount of $ 17,752 as cash dividends, corresponding to the fiscal year ended December 31, 2011, amount that represents 1.43 % of the Company’s capital stock.

On August 2, 2012, the Extraordinary Shareholders’ Meeting ratified the powers vested in the Board of Directors to issue notes under the Global Program for the Issuance of Short-, Mid- and/or Long-term Simple Notes for a maximum outstanding face value of up to $ 60,000 or its equivalent in other currencies. In exercising the powers vested, on the above-mentioned date Grupo Financiero Galicia S.A.’s Board of Directors resolved to approve the issuance of Class III Notes for a total global maximum face value of up to $ 60,000, which may increase up to $ 80,000, to be issued under the program and under the terms set forth in the applicable Price Supplement.

On August 8, 2012, the C.N.V. authorized the issuance of Class III Notes for a total global maximum face value of up to $ 60,000, which may increase up to $ 80,000, under the terms set forth in the applicable Price Supplement. The Notes will be issued under the Global Program for the Issuance of Short-, Mid- and/or Long-term Simple Notes for a maximum outstanding face value of up to $ 60,000 or its equivalent in other currencies.

The issuance date will be reported through the subscription notice.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

INFORMATIVE REVIEW

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) or in Thousands of U.S. Dollars (US$)

BALANCE SHEET FIGURES

	06.30.12	06.30.11	06.30.10	06.30.09	06.30.08
Assets
Current Assets	20,470	49,991	45,963	43,648	99,336
Non-current Assets	4,358,118	3,068,144	2,354,868	2,111,556	1,903,272

Total Assets	4,378,588	3,118,135	2,400,831	2,155,204	2,002,608

Liabilities
Current Liabilities	223,910	84,621	62,959	153,322	81,551
Non-current Liabilities	6	112,271	179,193	42,252	188,233

Total Liabilities	223,916	196,892	242,152	195,574	269,784

Shareholders’ Equity	4,154,672	2,921,243	2,158,679	1,959,630	1,732,824

Total	4,378,588	3,118,135	2,400,831	2,155,204	2,002,608

INCOME STATEMENT

	06.30.12	06.30.11	06.30.10	06.30.09	06.30.08
Operating Income from Recurring Operations	635,915	487,888	121,487	59,230	86,274
Financial Income (Loss)	(13,517)	(16,943)	(24,154)	98,477	(4,280)
Other Income and Expenses	(1,589)	5,492	1,016	(38)	(3,675)

Net Operating Income	620,809	476,437	98,349	157,669	78,319
Income Tax	—	134	(269)	(28,960)	—

Net Income	620,809	476,571	98,080	128,709	78,319

RATIOS

	06.30.12	06.30.11	06.30.10	06.30.09	06.30.08
Liquidity	0.09142	0.59077	0.73005	0.28468	1.21808
Solvency	18.55460	14.83678	8.91456	10.01989	6.42301
Capital Assets	0.99532	0.98397	0.98086	0.97975	0.95040

The Company’s individual financial statements have been considered in order to disclose the Balance Sheet figures and Income Statement figures, as the consolidated financial statements are presented in line with the provisions of Communiqué “A” 3147 of the Argentine Central Bank and supplementary regulations regarding financial reporting requirements for the publication of annual financial statements, and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

EQUITY INVESTMENTS

BANCO DE GALICIA Y BUENOS AIRES S.A.

Founded in 1905, Banco de Galicia y Buenos Aires S.A. is one of the largest private-sector banks in the Argentine financial system, and one of the leading providers of financial services in the country. Through affiliated companies and a variety of distribution channels, Banco de Galicia y Buenos Aires S.A. offers a full spectrum of financial services to over 6.6 million customers, both individual and corporate ones.

Banco de Galicia y Buenos Aires S.A. operates one of the most extensive and diversified distribution networks of the Argentine private financial sector, offering near 400 points of contact with customers through bank branches and electronic banking facilities, together with more than 400 points of contact gathered between regional credit card companies and Compañía Financiera Argentina S.A.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

INFORMATIVE REVIEW

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) or in Thousands of U.S. Dollars (US$)

During the second quarter of fiscal year 2012, Banco de Galicia y Buenos Aires S.A. recorded net income amounting to $ 329.2 million, as compared to a $ 247.7 million profit for the same quarter in the previous year. The increase in income was due to an increase in the volume of intermediation with the private sector.

Banco de Galicia y Buenos Aires S.A.’s credit exposure to the private sector amounted to $ 41,053 million, showing a 31.5% growth during the last twelve months. Meanwhile, deposits reached $ 33.427 million, growing 20.1% during the same period.

During the previous year and this period, Banco de Galicia y Buenos Aires S.A. carried out a reorganization process of the corporate structure of its subsidiaries. This reorganization has not altered the controlling interest held by Banco de Galicia y Buenos Aires S.A.

NET INVESTMENT S.A.

During fiscal years 2009 and 2010, the Company entered into agreements for the payment of irrevocable contributions made by its shareholders, determining that such contributions would be used for the absorption of the losses recorded at the end of each of the aforementioned fiscal years.

Taking into consideration the Board of Directors’ search for new business alternatives, in fiscal year 2010 the company subscribed shares belonging to a foreign company that carries out activities related to business development through the Internet. The equity investment held in this company to date represents 0.19% of the capital stock.

SUDAMERICANA HOLDING S.A.

Sudamericana Holding S.A. is a holding company providing life, retirement, property insurance and insurance brokerage services. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%. Banco de Galicia y Buenos Aires S.A. holds the remaining 12.50%.

The insurance business undertaken by the Company is one of the most important aspects of Grupo Financiero Galicia S.A.’s general plan to strengthen its position as a leading financial services provider.

Joint underwriting of the insurance companies controlled by Sudamericana Holding S.A. in the life, retirement and property insurance business, during the period commenced on January 1, 2012 and ended on June 30, 2012, amounted to $ 416,863.

As of June 30, 2012, these companies had approximately 5.9 million insured in all their insurance lines.

From a commercial standpoint, within a more favorable context, the company maintains its purpose of taking advantage of the greater demand for insurance coverage to significantly increase the companies’ sales.

As a result of this effort, the premium volume for the second quarter of 2012 exceeded that for the same period of the previous year by 57.8%.

Nova Re Compañía Argentina de Reaseguros S.A. was incorporated on March 9, 2012, in which Galicia Seguros S.A. holds 39% of the capital stock and voting rights, representing an $ 11,700 investment for the shareholder. The equity investment was fully paid in as of June 30, 2012.

Nova Re Compañía Argentina de Reaseguros S.A. is currently carrying out the registration proceedings with the regulatory agency in order to obtain legal personality and be authorized to operate.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

INFORMATIVE REVIEW

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) or in Thousands of U.S. Dollars (US$)

GALICIA WARRANTS S.A.

Galicia Warrants S.A. was established in 1993 and, since then, has become a leading company. It renders services to the financial sector as an additional credit instrument. It also renders a full spectrum of services related to inventory management to the productive sector.

The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%, while the remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.

The company has its corporate headquarters in Buenos Aires and an office in the city of Tucumán, through which it has developed the warrants issuance market and has incorporated the storage service in different regional economies and geographic areas of the country.

On March 12, 2012, the General Ordinary Shareholders’ Meeting decided to distribute cash dividends amounting to $ 4,400.

During the first six-month period ended June 30, 2012, Galicia Warrants S.A. recorded income from services for $ 7,484. Net income at period-end was $ 1,789.

As of June 30, 2012, deposit certificates and warrants issued amounted to $ 437,184, regarding merchandise under custody located throughout the country.

Furthermore, the Company will maintain its management capacity in order to render a better service and respond to the increase in the volume of business it believes the market will demand during this new fiscal year.

GALVAL AGENTE DE VALORES S.A.

Galval Agente de Valores S.A. is a direct user of the Free-trade Zone of Montevideo and provides services as a securities agent in Uruguay. Grupo Financiero Galicia S.A. has a 100% interest in this company.

On February 4, 2005, the Uruguayan Central Bank decided to conclusively confirm the company’s registration with the Registry of the Stock Exchange.

As from September 2005, Galval Agente de Valores S.A. started to operate in a gradual manner and, as of June 30, 2012 it holds customers’ securities in custody for US$ 95,200.

As of June 30, 2012, Galval Agente de Valores S.A. had recorded income for US$ 352, with a recorded net loss of US$ 295.

Results of operations for fiscal year 2012 are subject to the level of recovery the global economy may experience, and to the impact such recovery may have on the region.

It is expected that, if customers were to start looking for investments in the market that were more profitable than conservative positions, this would have a positive impact on the increase in income from fees from securities trading operations.

GV MANDATARIA DE VALORES S.A.

On July 16, 2008, GV Mandataria de Valores S.A. was registered with the Corporation Control Authority.

The equity investment held by Grupo Financiero Galicia S.A. in this company is 90%, while the remaining 10% interest is held by Galval Agente de Valores S.A.

The company’s main purpose is to represent, act as agent and carry out other brokerage activities of any sort, both for domestic and foreign companies.

In December 2008, the company entered into an agreement to act as agent of Galval Agente de Valores S.A., which was liquidated in May 2012.

During the last quarter of 2011, Grupo Financiero Galicia S.A.’s and Galval Agente de Valores S.A.’s shareholders made irrevocable contributions for the amount of $ 850 and $ 95, respectively, which shall be used to cover the losses related to the adjustments made to the cost structure.

GRUPO FINANCIERO GALICIA S.A.

“Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering”

INFORMATIVE REVIEW

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED JUNE 30, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) or in Thousands of U.S. Dollars (US$)

Income from services for the six-month period ended June 30, 2012 amounted to $ 329, with a pretax net income of $ 223.

Grupo Financiero Galicia S.A.’s outlook for fiscal year 2012 is basically linked to the development of the Argentine economy, and particularly the evolution of the financial system.

Autonomous City of Buenos Aires, August 13, 2012.

REPORT OF THE SUPERVISORY SYNDICS’ COMMITTEE

To the Directors of

Grupo Financiero Galicia S.A.

Tte. Gral. Juan D. Perón 456 – 2nd floor

Autonomous City of Buenos Aires

1.	In our capacity as members of the Supervisory Syndics’ Committee of Grupo Financiero Galicia S.A., we have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. (the “Company”) as of June 30, 2012, and the related Income Statement, Statement of Changes in Shareholders’ Equity and Statement of Cash Flows for the six-month period then ended, as well as supplementary Notes 1 to 17, Schedules A, B, C, D, E, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, required by the Rules concerning Accounting Documentation of the Córdoba Stock Exchange Regulations, and the Informative Review as of that date, which have been submitted by the Company to our consideration. Furthermore, we have performed a limited review of the consolidated financial statements of Grupo Financiero Galicia S.A. and its subsidiaries for the six-month period ended June 30, 2012, with Notes 1 to 39, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2.	Our work was conducted in accordance with standards applicable to syndics in Argentina. These standards require the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, and include verifying the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and the conformity of those decisions with the law and the bylaws insofar as concerns formal and documental aspects. For purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. S.R.L., who issued their limited review report on August 13, 2012, in accordance with auditing standards applicable in Argentina for limited reviews of financial statements for interim periods. A limited review mainly involves applying analytical procedures to the accounting information and making inquiries to the staff responsible for accounting and financial issues. The scope of such review is substantially more limited than that of an audit of financial statements, the objective of which is to render an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion. We have not evaluated the business criteria regarding the different areas of the Company, as these matters are its exclusive responsibility.

In addition, we have verified that the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the six-month period ended June 30, 2012 contain the information required by Section 68 of the Rules and Regulations of the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange), Section 2 of the Rules concerning Accounting Documentation of the Córdoba Stock Exchange Regulations and Regulations of the National Securities Commission, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company’s accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the exclusive responsibility of the Board of Directors.

We also report that, in compliance with the legality control that is part of our field of competence, during this period we have applied the procedures described in Section 294 of Law No. 19550, which we deemed necessary according to the circumstances.

3.	The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method and preparing the consolidated financial statements of the Company. As mentioned in Note 1.16. to the consolidated financial statements, those criteria for valuing certain assets and liabilities and the regulations on financial reporting issued by the control body differ from the professional accounting standards applicable in the Autonomous City of Buenos Aires.

4.	Based on our review, with the scope mentioned in paragraph 2 above, we report that the financial statements of Grupo Financiero Galicia S.A. as of June 30, 2012 and its consolidated financial statements at that date, detailed in item 1 above, prepared in accordance with Argentine Central Bank regulations and, except as mentioned in paragraph 3 above, with accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to said financial statements, we have no observations to make. In compliance with the legality control that is part of our field of competence, we have no observations to make.

As regards the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the six-month period ended June 30, 2012, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Company’s Board of Directors.

Furthermore, we report that the accompanying financial statements stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina.

Autonomous City of Buenos Aires, August 13, 2012.

Supervisory Syndics’ Committee

LIMITED REVIEW REPORT

To the Chairman and Directors of

Grupo Financiero Galicia S.A.

Legal Address:

Tte. Gral. Juan D. Perón 456 – 2nd floor

Autonomous City of Buenos Aires

C.U.I.T. 30-70496280-7

1.	We have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. as of June 30, 2012, and the related Income Statements, Statements of Changes in Shareholders’ Equity and Statements of Cash Flows for the six-month periods ended June 30, 2012 and 2011, as well as supplementary Notes 1 to 17 and Schedules A, B, C, D, E, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the Rules concerning Accounting Documentation of the Córdoba Stock Exchange Regulations and the Informative Review as of those dates, which supplement them. Furthermore, we have performed a limited review of the Consolidated Balance Sheet of Grupo Financiero Galicia S.A. as of June 30, 2012, and the Consolidated Income Statements and Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2012 and 2011, together with Notes 1 to 39, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2.	Our reviews were limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, which mainly involve applying analytical procedures to the financial statement figures and making inquiries to the Company’s staff responsible for preparing the information included in the financial statements and its subsequent analysis. The scope of these reviews is substantially more limited than that of an audit examination, the purpose of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company’s financial condition, the results of its operations, changes in its shareholders’ equity and cash flows, or on its consolidated financial condition, the consolidated results of its operations and consolidated cash flows.

3.	The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method and preparing the consolidated financial statements of the Company. As mentioned in Note 1.16 to the consolidated financial statements, the abovementioned valuation criteria regarding certain assets and liabilities, and the regulations on the financial reporting issued by the control body, differ from the Argentine professional accounting standards in force in the Autonomous City of Buenos Aires.

4.	On February 14, 2012, we issued our audit report on the Company’s financial statements and consolidated financial statements for the fiscal years ended December 31, 2011 and 2010 with an unqualified opinion regarding the Argentine Central Bank regulations and an except-for qualification due to departures from professional accounting standards similar to those indicated in item 3 above.

5.	Based on the work done and on our examination of the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements for the fiscal years ended December 31, 2011 and 2010 mentioned in item 4 of this report, we express the following:

a)	the financial statements of Grupo Financiero Galicia S.A. as of June 30, 2012 and 2011 and its consolidated financial statements at those dates, detailed in item 1 above, prepared in accordance with Argentine Central Bank regulations and, except as mentioned in item 3 above, with professional accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to said financial statements, we have no observations to make.

b)	the comparative information included in the stand-alone and consolidated balance sheet and in supplementary Notes and Schedules to the accompanying financial statements stems from financial statements of Grupo Financiero Galicia S.A. as of December 31, 2011.

6.	As called for by the regulations in force, we report that:

a)	the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the Corporations Law, and pertinent resolutions of the National Securities Commission.

b)	the financial statements of Grupo Financiero Galicia S.A. stem from accounting records kept, in all formal aspects, in compliance with legal regulations.

c)	we have read the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, the Supplementary and Explanatory Statement by the Board of Directors, required by the Rules concerning Accounting Documentation of the Córdoba Stock Exchange Regulations and the Informative Review as of June 30, 2012 and 2011, about which, insofar as concerns our field of competence, we have no significant observations to make other than the one mentioned in item 3 above. Projections about future events contained in that information are the exclusive responsibility of the Company’s Board of Directors.

d)	As of June 30, 2012, Grupo Financiero Galicia S.A.’s accrued debt with the Argentine Integrated Social Security System, which stems from the accounting records and settlements carried out by the Company, amounted to $ 178,870.73, which was not yet due at that date.

e)	As required by Article 2 of General Resolution No. 595 issued by the National Securities Commission, we report that:

e.1)	Grupo Financiero Galicia S.A.’s corporate purpose is exclusively related to financial services and investment.

e.2)	The investment in Banco de Galicia y Buenos Aires S.A. represents 94% of Grupo Financiero Galicia S.A.’s assets and it is the Company’s main asset.

e.3)	92% of Grupo Financiero Galicia S.A.’s income stems from the equity investment in the Bank mentioned in e.2).

e.4)	Grupo Financiero Galicia S.A. holds a 94.92966% equity percentage in the capital stock, thus having a controlling interest in the Bank mentioned in e.2).

Autonomous City of Buenos Aires, August 13, 2012.

PRICE WATERHOUSE & CO. S.R.L.